082-04893

RECEIVED
2009 DEC 14 A 11:02

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
ANNUALLY UP DATING REPORT

Year ended on December 31st, 2008

12-31-08
AR/S

Business Name of the Issuer: GRUPO MELO, S.A.

Registered securities: Common Stocks

TELEPHONE: 221-0033 FAX 224-2311

Address: VIA ESPAÑA 2313, RIO ABAJO

EMAIL: dirfinanzas@grupomelo.com

09047504

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conforms the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 6 departments: Foods, Stores, Machinery, Restaurants, Real State and Services.

- This document has been prepared with the knowledge that its contents will be at disposition of the public investor and to the general public.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At closing of year 2008 the current assets totalized US$86 millions, which represents an increase of B/.11.2 millions or 15% versus December 2007. It is product of the customer's notes and accounts receivable that shows and increase of US$4.4 millions, originated on greater sales on credit, which mostly reflex on the Departments of Stores, Machinery and Marketing. It also shows and significantly increase on the inventories of US$5.7 millions, caused by the opening of new stores, the increase on the machinery and vehicles inventory, as well as the new plots of land ready for sale at the Department of Real States.

The current liabilities finished in US$65.6 millions, equal to an increased of US$9.7 millions or 17% versus December 2008. The increase is displayed on the line of the short term financial debt, which permitted to finance the accounts receivables, purchase inventory and fitting more plots of land ready for sale.

The index of liquidity of Grupo Melo, S.A. at December 2008 is of 1.31 times, which shows a decrease versus December 2007 when it was at 1.34 times.

B. Capital Resources

The total assets amounts to US$.175 millions, representing an increase of US$.18 millions of 12% versus December 2007, product of the increase on current assets previously exposed and the title of propriety, equipment and net improvements (US$.5 millions). Basically, the increase in the fixed assets is caused by the acquiring of the a property for future commercial developments of the Machinery Department and for the expansion and modernization of the Factory of food poultry-Plant of Fodder at Mañanitas, project that already shows the improvements in the

process of the mixing of the ingredients and better efficiency on the poultry farms.

At December 2008 the total liabilities amounts to US$.111 millions, which represented an increase of US$.11 millions versus December 2007. The increase of the liabilities is reflected in the title of the banking debt that permitted the financing of the investment budget and the payment of the compromises acquired

On the other hand, the capital ad December 2008 finished with an increase of 14% versus December 2007, resulting on a relation debt to capital of 1.72, much better than the 1.77 we had at the closing of the December 2007.

C. Results of the Operations.

The accumulated sales of Grupo Melo at December 2008 totalize US$.263.5 millions, this is equivalent to an increase versus December 2007 of US$.45.6 millions or 21%. With exception of Woods and Real States all the departments of the Grupo contributed to this results, on which obtained increases on sales over the 10%. It is important to mention that the operation of the fabric of solid wood doors has been discontinued and replaced by the import of the solid doors and manufacturing of tambour doors by the Department of Stores, which completes de activities of sales of construction materials. On the other hand, the decrease of sales on the Department of Real States is product of the real state activity crisis at world level.

The gross profits of Group Melo, S.A. is of US$.108 millions, which is the equivalent to an increase versus December 2007 of US$.13 millions or 13%. The gross margin of the Grupo at the month of December 2008 is of 41%, less than last year which finished in 44%, caused by the increase of the costs of the raw material principally in the ingredients for the manufacturing of fodder.

The general and operations expenses at the month of December 2008 totalized US$.85 millions, which represents and increase versus December 2007 of US$.11 millions or 15%. Those expenses do not include the depreciation. The strongest expenses of the Grupo are human resources, electric energy, sales expenses, gas, diesel and lubricants. The relation expenses / sales at December 2008 is of 32%, an improvement versus the same period of last year that was 34%.

The net profit of the Grupo is of US$.10.3 millions with a net margin of 3.9%, which is less to the month of December 2007 that finished in 4.7%. It Is relevant to inform that the closing of Madeca had an important impact of the profit of the Grupo.

D. Analysis of Perspectives.

During 2008 we confronted great challenges, a year with important increases on costs, mostly for the Poultry industry, product of the constant increases of prices of the raw material, the fuel and electric power. The situation affected on a negative way the efficiency of this activity. Nevertheless, the sales of the Food Group (chicken, eggs, sausages and products of aggregated value) increased a 22%. This is due to the availability of chicken meat, its variety, as well as its quality and the perception of the consumer as a healthy product that continues being the more economic meat protein. Also and education campaign on the consume of eggs, impulse by the Comision Nacional del Huevo de la Asociacion de Avicultores de Panama (Egg National Commission of the Panamanian Poultry Association) has obtained great success that has increased the sales of this product.

The investments performed at the Poultry Group, were oriented to improve the efficiency and the productivity, to set an example the installing of a new gizzard plant, the improvement in the refrigerating system and the modernization of the Plant of Fodder.

For next year it becomes apparent a more optimistic panorama in the issued of costs, which due to the financial crisis at international level its tendency is to decrease but on a very much lower way than with the higher speed it increased. The availability of financial resources and the increase of the costs of money will also have an negative effect for the year 2009 on the poultry corporations, an industry highly demanding of working capital.

During year 2008, we opened 6 new Pio Pio restaurants in Avenida 12 de Octubre, Mall Los Pueblos (Juan Diaz), Malls Las Brisas and Las Arcadas both in the area of Brisas del Golf, in La Chorrera and in Sabanitas Colon. The restaurants chain has at this moment 52 restaurants in the Republic of Panama. Actually, started works of the construction of a new Central Plant of Supplies for the Restaurants in the area of Juan Diaz. Also two new locations are being remodel: one on the area of Nuevo Arraijan and the other for La Chorrera.

Sales in the Department of Machinery reflects an increase of 18% versus the year 2007, the line Isuzu contributed a 41% of this increase and the line of Construction John Deere a 27%. It is also important to mention that the Agriculture line contributed to the income-yield capacity of the division with a 16% being it its best year of the last 10 years. We hired the services of a counselor specialized on auto motors lines who already gave his recommendations of the line Fiat, which we will implement in the first quarterly of 2009.

As a result of the world crisis, the local banking has started to restrict the financing of vehicles and is looking for a more rigid profile of the customers that request financing. The down payments have increased and the time of financing is shorter. In the construction area we foresee that there are some projects that will finish this year and with an election year the contractors will have more caution with their investments on equipment. Nevertheless, we are still keeping excellent relations with the

constructors of the infrastructure and studying new opportunities for development.

For the Department of Stores the year 2008 was a record year on sales, increased a 25% versus the previous year. During the fourth quarterly of 2008 were inaugurated five new stores : Melo Pet & Garden in Plaza Azuero in Chitre, Melo Pet Garden in the Mall Terronal in David, an Agriculture and Cattle Melo Store in the community of Santa Fe in Darie, a Agriculture and Cattle Melo Store in Mall Los Pinos in the area of Tocumen in the capital city and a second Agriculture and Cattle Melo Store in the City of Penonome.

At the closing of the year 2008 the Department of Stores totalizes 70 locations, divided in 37 Agriculture and Cattle Stores, 14 Melo Pet & Garden and Home Center, 12 Comasa, 4 Multilaminas and 3 Distributors. At the beginning of 2009 was opened a new store Melo Pet & Garden in the city of Santiago and soon will inaugurate a store Melo Pet & Garden in Penonome, which will offer a better and differentiated attention to our customers. The Department of Stores awaits interesting growing for the 2009.

The closing of the Doors Manufacturing Plant implied the discontinuing of the manufacturing of solid doors. Nevertheless, the Department of Stores absorbed the activity of tambouring wood doors and will start the import of solid doors, with this completes the activities in sales of construction materials.

For the fourth quarterly of the year 2008 the Division of Real Estates registered a decrease of 39% in sales versus the third quarterly, which represents an usual tendency for this season. 2008 was a year characterized by a decrease on international sales product of the global real estate and financial crisis which represented a 44% less that the year 2007 and with only a participation of the 37% of the sales total.

For the first quarterly of 2009 the sales bet on the local market which registered an increase in the year 2008 of 34% versus the year 2007. The Division will offer the market new projects as Buena Vista III and Navarra, which principal qualities, view and altitude, qualify as products of high local demand. With respect to the developing of new suburban communities it continues the works of the infra structures of Galicia and Santo Domingo.

At the same time and appointing to the international market for the first quarterly our projects will have an inventory of 25 finished houses ready to move in, which will give us a new offer that is demanded by the foreigners.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 31/12/08	Quarterly at 30/09/08	Quarterly at 30/06/08	Quarterly at31/03 /08
Total Sales or Incomes	265,907	198,665	124,953	58,804
Operation Margin	6.32%	7.07%	.6.70%	6.43%
General and Administrative Expenses.	84,775	64,623	41,963	19,814
Net Profit or Loss	10,340	10,052	6,044	2,316
Shares issued and circulating*	2,327,704	2,327,704	2,327,704	2,242,642
Profit or Loss per share*	$4.48	$4.32	$2.60	$1.04
Depreciation and Amortization	7,101	5,434	3,587	1,740
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 31/12/08	Quarterly at 30/09/08	Quarterly at 30/06/08	Quarterly at31/03 /08
Current Assets	86,006	90,857	80,682	76,806
Total Assets	175,103	178,896	165,828	160,228
Current Liabilities	65,609	68,829	58,506	58,597
Long Term Debt	45,156	45,527	46,791	43,250
Preferential Stocks	0	0	0	0
Paid Capital	40,223	40,223	40,222	36,213
Retained earnings	23,959	24,130	20,138	22,000
Total Stockholders equity	64,337	64,540	60,531	58,381
FINANCIAL RATIOS				
Dividend / Share	$1.77	$1.77	$1.77	$0.22
Total Debt/ Patrimony	1.72	1.77	1.74	1.74
Working Capital	20,397	22,028	22,176	18,209
Up-to-date Rate	1.31	1.32	1.38	1.31
Operative earnings / Financial Expenses	2.83	3.30	2.89	2.61

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating . The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from March 2nd, 2009.

Eduardo Jaspe
Vicepresident

Consolidated Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Year ended December 31, 2008
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Juan Manuel Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy Director

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank
Banco Panameño de la Vivienda, S. A.
Banco Nacional de Panamá
Banco Panamá, S. A.
Arrendadora Internacional, S. A.
Finanzas Generales, S. A.

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management
Mundial Asset Management

External Auditors
Ernst & Young

Ernst & Young Limited Corporation
Plaza 2000 Building, Floor 12, 50th Street
and 53rd Marbella, P.O. Box 0832-1575 W.T.C.
Panamá, República de Panamá
Tel: (507) 208-0100
Fax: (507) 214-4301 / 4300
www.ey.com/centroamerica

ERNST & YOUNG

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

Translation a report originally issued in Spanish
(See explanation in the notes to the financial statements)

We have audited the accompanying consolidated financial statements of Grupo Melo, S. A. ("the Group") which comprise the consolidated balance sheet as of December 31, 2008, and the consolidated income statement, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance on whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Melo, S. A. as of December 31, 2008, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Our audit was conducted for the purpose of expressing an opinion on the consolidated financial statements taken as a whole. The consolidation information is presented for purposes of additional analysis of consolidated financial statements, and is not intended to present the financial position, nor the results of operations of the individual companies. Such consolidation information has been subject to audit procedures applied during the audit of the consolidated financial statement and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ernst & Young

March 30, 2009
Panama, Republic of Panama

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Balance Sheet
December 31, 2008
(Amounts expressed in B/. balboas)

Notes		2008	2007
	ASSETS		
	Current Assets		
5	Cash	**B/. 2,437,522**	B/. 2,661,139
6, 25	Notes, accounts and mortagage receivable, net	**26,202,481**	21,752,184
7	Inventories and biological assets	**51,038,088**	45,895,674
29	Cash deposits for purchase of grains	**1,917,120**	-
	Parcel land for sale	**4,410,244**	3,281,438
	Prepaid income tax	**622,701**	205,613
	Prepaid expenses	**555,157**	425,209
20	Assets held for sale	**739,850**	-
		87,923,163	74,221,257
	Non-current Assets		
6, 25	Notes receivable, net of current portion	**2,808,911**	4,658,510
16	Deferred income tax	**285,859**	269,230
8	Investmens under the equity method	**2,310,285**	2,055,095
	Undeveloped land	**8,082,863**	6,446,839
9	Properties, equipment and improvements, net	**61,371,999**	56,478,970
10	Forestal investment	**4,183,573**	3,996,689
	Severance fund	**2,926,069**	2,657,701
	Other assets	**5,209,981**	5,360,763
		87,179,540	81,923,797
	TOTAL ASSETS	**B/. 175,102,703**	B/. 156,145,054

Notes			2008		2007
	LIABILITIES AND SHAREHOLDERS' EQUITY				
	Current Liabilities				
9, 11	Interest-bearing loans and borrowings	**B/.**	**22,826,745**	B/.	14,602,263
12	Negotiable commercial securities		**8,759,000**		5,000,000
9, 13	Bonds payable		**4,247,892**		5,211,570
	Notes and accounts payable - trade		**26,050,963**		27,101,492
14, 25	Accrued expenses and other liabilities		**3,724,294**		3,955,145
			65,608,894		55,870,470
	Non-Current Liabilities				
	Provision for seniority premium		**3,790,264**		3,383,197
9, 11	Interest-bearing loans and borrowings		**11,937,131**		7,074,317
9, 13	Bonds payable		**29,428,935**		33,756,481
			45,156,330		44,213,995
29	**Commitments and contingencies**				
	Shareholders' Equity				
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,327,704 (2007-2,242,642)		**40,222,574**		36,213,087
	Retained earnings		**23,959,468**		19,704,538
	Deemed dividend tax		**(68,025)**		(68,025)
			64,114,017		55,849,600
	Minority interest		**223,462**		210,989
	Total Shareholders' Equity		**64,337,479**		56,060,589
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**B/.**	**175,102,703**	B/.	156,145,054

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Income Statement
Year ended December 31, 2008

(Amounts expressed in B/. balboas)

Notes			**2008**		2007
	Revenue				
	Net sales	B/.	263,505,511	B/.	217,842,458
25, 26	Other income		1,722,720		1,884,169
	Changes in the inventory of goods in process and finished goods		7,634,665		13,620,426
	Goods purchased for sale		(121,517,457)		(94,520,304)
25	Raw material and material used		(36,498,896)		(40,958,481)
	Parcel land sold		(6,353,156)		(2,283,396)
25, 27	Employees benefits		(36,836,074)		(32,616,821)
9	Depreciation and amortization		(7,100,737)		(5,687,839)
	Advertising, marketing and ads		(2,456,446)		(2,574,858)
25, 28	Other expenses		(43,732,618)		(36,222,811)
	Interest and financial charges		(5,879,282)		(5,770,027)
	Interest income		679,111		873,786
	Share of profit of associate		159,702		191,856
	Income before tax and discontinued operations		13,327,043		13,778,158
16	Income tax		(2,199,726)		(2,705,990)
	Net income before discontinued operations		11,127,317		11,072,168
20	**Discontinued operations, net of income tax**		(786,923)		(774,539)
	Net income	B/.	10,340,394	B/.	10,297,629
	Attributable to:				
	Equity holders of the parent	B/.	10,293,580	B/.	10,211,154
	Minority interests		46,814		86,475
		B/.	10,340,394	B/.	10,297,629
24	Earnings per share -basic and diluted	B/.	4.48	B/.	4.45
	Book value per share	B/.	27.88	B/.	24.57

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Changes in Shareholders' Equity
Years ended December 31, 2008

(Amounts expressed in B/. balboas)

Notes		*Authorized Common Shares*		*Issued Capital*		*Retained Earnings*		*Complementary Tax*		*Minority Interest*		*Total*
	As of January 1, 2007	2,323,044	B/.	21,776,131	B/.	29,868,178	B/.	(66,703)	B/.	137,851	B/.	51,715,457
	Prior period adjustments	-		-		(485,567)		-		-		(485,567)
	Net income	-		-		10,211,154		-		86,475		10,297,629
	Dividends paid in cash	-		-		(1,653,346)		-		(13,337)		(1,666,683)
19	Dividends paid in shares	71,555		1,484,047		(1,484,047)		-		-		-
16	Reacquisition of common shares	(151,957)		(3,798,925)		-		-		-		(3,798,925)
20	Capitalized earnings	-		16,751,834		(16,751,834)		-		-		-
	Complementary tax, net	-		-		-		(1,322)		-		(1,322)
	As of December 31, 2007	2,242,642		36,213,087		19,704,538		(68,025)		210,989		56,060,589
	Net income	**-**		**-**		**10,293,580**		**-**		**46,814**		**10,340,394**
	Dividends paid in cash	**-**		**-**		**(2,061,193)**		**-**		**(34,341)**		**(2,095,534)**
	Dividends paid in shares	**85,062**		**2,058,640**		**(2,058,640)**		**-**		**-**		**-**
	Income acquired affiliates	**-**		**-**		**32,030**		**-**		**-**		**32,030**
	Capitalized earnings	**-**		**1,950,847**		**(1,950,847)**		**-**		**-**		**-**
	As of December 31, 2008	**2,327,704**	**B/.**	**40,222,574**	**B/.**	**23,959,468**	**B/.**	**(68,025)**	**B/.**	**223,462**	**B/.**	**64,337,479**

The accompanying notes are an integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Years ended December 31, 2008
(Amount expressed in B/. balboas)

Notes			2008		2007
	Cash flows from operating activities				
	Income before tax and discontinued operations	**B/.**	**13,327,043**	B/.	13,778,158
20	Discontinued operations		**(1,124,176)**		(1,106,485)
	Income before tax		**12,202,867**		12,671,673
	Adjustments to reconciliate income before tax:				
6	Provision for doubtful accounts		**608,265**		416,929
	Provision for slow moving or obsolete inventory		**-**		89,377
	Share of profit of associate		**(159,702)**		(191,856)
9	Depreciation and amortization		**7,100,737**		6,007,885
	Provision for seniority premium		**933,891**		682,742
	Changes in fair value of biological assets:				
10	Forestal investment		**(25,580)**		(56,509)
	Operating results before changes in working capital		**20,660,478**		19,620,241
	Documents, accounts and mortgages receivable		**(3,208,963)**		1,055,988
	Inventories and biological assets		**(5,142,414)**		(15,845,131)
	Cash deposits for purchase of grains		**(1,917,120)**		-
	Parcel land for sale		**(1,128,806)**		1,619,141
	Prepaid expenses		**(129,948)**		(132,296)
	Assets held for sale		**(739,850)**		-
	Undeveloped land		**(1,636,024)**		(1,081,717)
	Other assets		**150,782**		(542,630)
	Notes and accounts payable - trade		**(1,050,529)**		8,757,568
	Accrued expenses and other liabilities		**(230,851)**		(1,770,587)
	Seniority premium paid		**(526,824)**		(451,366)
	Cash proceeds from operations		**5,099,931**		11,229,211
	Income tax paid		**(2,296,190)**		(2,549,818)
	Net cash flows from operating activities		**2,803,741**		8,679,393
		Next ...	**2,803,741**		8,679,393

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Years ended December 31, 2008
(Amounts expressed in B/. balboas)

Notes			2008		2007
	Continued...	**B/.**	**2,803,741**	B/.	8,679,393
	Cash flows from investment activities				
	Severance fund contribution, net		**(268,368)**		(212,035)
	Investment, at equity participation method		**(95,488)**		(43,803)
	Purchase of property, equipment and improvements		**(13,752,305)**		(10,857,328)
	Dissposal of property,equiment and improvements		**1,758,539**		986,199
11	Forestal Investment		**(161,304)**		(186,872)
	Net cash flows used in investment activities		**(12,518,926)**		(10,313,839)
	Cash flows from financing activities				
	Loans and lease obligations payments		**(50,472,364)**		(51,618,024)
	Proceeds from new loans and lease obligations		**63,559,660**		52,860,459
	Bonds issuance		**-**		10,000,000
	Redemption of bonds		**(5,291,224)**		(5,108,576)
	Payment of negotiable commercial securities		**(5,000,000)**		(5,000,000)
	Issuance of negotiable commercial securities		**8,759,000**		5,000,000
	Reacquisition of common shares		**-**		(3,798,925)
	Dividends paid		**(2,061,193)**		(1,653,346)
	Dividends paid to minority shareholders		**(34,341)**		(13,337)
	Deemend divided tax		**-**		(1,322)
	Retained earnings of adquired affiliates		**32,030**		-
	Net cash flows from financing activities		**9,491,568**		666,929
	Net decrease in cash		**(223,617)**		(967,517)
	Cash as of January 1		**2,661,139**		3,628,656
5	**Cash as of December 31**	**B/.**	**2,437,522**	B/.	2,661,139
	Non - cash transactions				
	Stock dividends	**B/.**	**2,058,640**	B/.	1,484,047
	Capitalized earnings	**B/.**	**1,950,847**	B/.	16,751,834
	Additional information				
	Interest paid	**B/.**	**699,875**	B/.	891,486
	Interest paid	**B/.**	**(5,828,168)**	B/.	(5,778,509)

The accompanying notes are an integral part of the consolidated financial statements.

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used.

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing for door manufacturing and sale (discontinued operations), construction material sale, fast food chains, food processing, real estate and reforestation.

The consolidated financial statements of Grupo Melo, S.A. for the year ended December 31, 2008 were authorized for issuance by Management on March 30, 2009.

Corporate Governance

Corporate Governance Policies Summary

The policies and practices of the Board of Directors set forth the Corporate Governance standards as described hereafter. These standards, as applied to the Group and its subsidiaries, have been established voluntarily.

Corporate Governance operates through a Committee of Board members; in addition there is an Audit Committee, an Executive Compensation and Human Resources Committee, a Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since the beginning, have the following purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command, for delegation of authority and responsibility.
- To create processes to identify, verify and control ethical and operational risks.

1. Corporate Information (continued)

Corporate Governance (continued)

- To establish executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors' guidelines establish the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Procedures for decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance with accounting policies and risk control measures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial performance.

Executive Committee

The Executive Committee meets weekly and its decisions are presented before the Group's Board of Directors at their monthly ordinary meetings. Clause ninth of the Corporate By Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on the business, its management, objectives and policies applicable to the corporation which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' approval or modification.

The Executive Committee of the Board of Directors will always act under delegation by the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The main members of Executive Committee of the Board of Directors will be the ones that will occupy positions of Directors – Officers of the Board of Directors whilst also be part of corporation management or its subsidiaries, and alternate members will be three Company Excutives or from its subsidiaries or affiliates, nominated by the Principal Members.

Permanent Committees of the Board of Directors

The Audit, Executive Compensation and Human Resources, Corporate Governance and Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its ordinary monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors' ordinary meeting held on May 21, 2005. The current members are:

(Amount expressed in B/. balboas)

1. Corporate Information (continued)

Audit Committee

Miguel De Janón - Principal
Juan Manuel Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

Executive Compensation and Human Resources Committee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro – Principal
Arturo D. Melo Sarasqueta – Principal
Arturo D. Melo Klepitch – Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Federico F. Melo Klepitch - Principal

Finance Committee

Juan Manuel Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henríquez- Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited consolidated financial statements and recommend their approval to the Board of Directors.

1. Corporate Information (continued)

Audit Committee (continued)

- To study, analyze, review and control the necessary financial operations of each of the companies in Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to stay informed of their annual work program.
- To analyze affiliates' audited and non-audited consolidated financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates and divisions, informing the Board of Directors on relevant findings.
- To verify implementation of corrective measures adopted from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal controls implemented, including programmed controls, and report to the Board of Directors on test results, along with relevant suggestions.
- To initiate and recommend studies on possible application of tax incentives.
- To analyze the subsidiaries' semi-annual business results, in order to conduct the appropriate tax planning projections and evaluate related proposals from the Controller and Internal Auditors.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, after previous notice to the Group's President.
  b) When summoning the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, invite them with a minimum of two weeks prior notice, advising them of the issues to be discussed.

1. Corporate Information (continued)

Executive Compensation and Human Resources Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

Permanent Work Plan

- Ensure fulfillment of the executive performance assessment program.
- Perform anonymous survey to the executive personnel, in order to determine their level of satisfaction within their work environment.
- Ascertain that executive personnel are compensated per industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance with hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Enforce Grupo Melo and its subsidiaries' operations with corporate government standards.
- To recommend amendments or expansion of Corporate Government rules, so as to maintain them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as a consulting body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor fulfillment of the Group and its affiliates' strategic plans.

1. Corporate Information (continued)

Finance Committee

Grupo Melo's Finance Committee functions will be to present to the Board of Directors the observations and recommendations on the following subjects:

1. Finance and budget objectives in the short and medium term.
2. Strategies for achieving an optimal financial structure.
3. Strategies to follow with the group's financial suppliers, including obtaining the best possible financial costs.
4. Any other financial matter arising within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' monthly ordinary meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those with whom we conduct business, respecting their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate about our activities within the Group truthfully, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be omitted or distort to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which, by their very nature, imply an implicit duty to maintain confidentiality.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis for Preparation of the Financial Statements

The consolidated financial statements have been prepared on a historical cost basis, except for forestal investments which are presented at fair value.

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Inversiones Pio Juan, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A., Inmobiliaria Rioca, S. A., Rioca Internacional, S. A., Aministradora Cerro Azul, S. A., Administradora Altos del María, S. A. y Desarrollo Las Colinas, S. A., after the elimination of all material intercompany transactions and balances.

The subsidiaries' financial statements are prepared for the same reporting year as the Parent Company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in a subsidiary, Estrategias y Restaurantes, S. A., which does not fully belong to the Group.

3.2 Significant accounting estimates and judgments

The preparation of the Group's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of the allowance for doubtful accounts, the allowance for slow-moving or obsolete inventory, and the provision for seniority premium and indemnity.

3.2 Significant accounting judgments and estimates (continued)

Judgments:

In the process of applying the Group's accounting policies, management has made judgments related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flow statements comprises cash in banks, petty cash and current accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtful accounts. An allowance for doubtful accounts is made when the full amount's collection is no longer probable. Bad debts are written off when they are identified.

Mortgages receivable

Mortgages receivable are credits issued to clients who purchase lots and homes developed by the company. The maturity period is usually between one and fifteen years for lots, and homes are sold with a banking guarantee. The mortgage is annulled if the client defaults by three payments, and the matter is taken to an executory proceeding.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

• Finished goods	Average cost
• Machinery and automobiles inventory	Specific costs according to supplier invoices
• Parceled land for sale	Land purchased to develop and re-sell is valued at cost
• Inventory of layer and breeding hens	Hens in the stage of release are valued at cost Hens in production stage are valued at amortized cost

4. Summary of Significant Accounting Policies (continued)

Accumulated severance fund / seniority premium and indemnity

Labor laws establish that employers must have a severance fund to pay the worker upon termination of the labor relationship, regardless of cause, plus a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting.

Under the equity method, the investment in an associate is initially carried at cost, recognizing subsequently, the carrying amount of the investment increases or decreases based on the Group's share of investee's results. Dividends received from the associate are credited to the investment carrying amount. Purchased goodwill relating to the associate is included in the carrying amount of the investment and is not amortized. After applying the equity method, the Group determines, on an annual basis, whether it is necessary to recognize an impairment loss in connection to its investment in the associate.

Property, equipment and improvements

Property, equipment and improvements are recorded at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 20 years

The recorded values of property, equipment and improvements are reviewed to determine impairment exist when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Losses from impairment are recognized in the consolidated income statement.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

An item of property, equipment and improvements is derecognized upon disposal or when the Group does not expect future economic benefits from its use. Any gain or loss arising from derecognition of the assets, calculated as the difference between the net disposal proceeds and the carrying amount of the assest, is recognized in the results of the year in which the transaction is performed.

Forestal investment

The Group recorded as forestall investment the reforesty costs, payments made to execute the forestall development plan, as well as handling and current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in operations.

Accounts and accrued expenses payable

Liabilities for accounts and accrued expenses payable which are normally settled on 30-90 day terms are carried at cost, which is the fair value to be paid in the future for goods and services received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All interest bearing - loans and borrowings are initially recognized at cost, which is the fair value of item received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated taking into account any discount or premium on the transfer. Liabilities, which are held for trading, are subsequently measured at fair value. The Group recognized profit or loss in the result of the year when the financial liability is written off and through the amortization process.

Borrowing costs

Borrowing costs are recognized as expenses when incurred.

Taxes

Current income tax

The Group calculates income tax by applying adjustments from certain items, affected by, or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to the present period and to prior periods, is recognized by the Group as a liability as long as it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

4. Summary of Significant Accounting Policies (continued)

Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the balance sheet date. Deferred income tax is calculated using the tax rate expected to apply in the period in which the asset is estimated to be realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of a deferred tax asset is under review at each balance sheet date. The Group reduces the amount of the deferred tax asset's balance to the extent that it estimates that it will not have sufficient tax earnings in the future to allow to charge against it all or part of the benefits from the deferred tax asset. Also, at each financial period close, the Group reconsiders deferred tax assets that it had not recognized previously.

Sales tax

Revenue from sales is recorded by the Group at amounts net of sales tax, and a liability is recognized in the balance sheets for the related sales tax amount. The acquisition of assets and expenses are recorded by the Group for amounts net of sales tax if these taxes are credited in favor of the Group by tax authorities, recognizing the amount receivable accumulated in the balance sheets. When the sales tax is not credited, the Group includes the tax as part of the expense or the asset, as appropriate.

Leases

The Group as lessee

Finance leases, which transfer to the Group substantially all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the beginning of the lease term, and disclosed as property, equipment and improvements. The lease payments are proportional between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations. Capitalized leased assets are depreciated over the estimated useful life of the asset.

Theasury Shares

Shares that are repurchased are deducted from equity and voided. The Group does not recognize a gain or loss in the purchase, sale, issuance or cancellation of its own shares.

4. Summary of Significant Accounting Policies (continued)

Impairment of non-financial assets

The Company assesses the carrying amounts of its non-current assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any such indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts. Resulting adjustments are recorded in the results of the year in which they are determined.

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of ownership of goods have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

4. Summary of Significant Accounting Policies (continued)

Derecognition of financial assets and liabilities

Financial assets

Financial assets are derecognized by the Group when the rights to receive cash flows from the asset have expired; or when it transfers the financial asset and also transfers risks and benefits from the asset and surrenders contractual rights to receive cash flows from the asset, or when the Group retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

Financial liabilities

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through income or loss when incurred.

Provisions

A provision is recognized when the Group has a present obligation, legal or implicit, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made. The amount of recorded provisions is assessed periodically and required adjustments are recorded in the results of the year.

New International Financial Reporting Standards (IFRS) and Interpretations not yet adopted

As of the consolidated balance sheet date there are new standards, modifications and interpretations of standards that are not yet effective as of December 31, 2008. Therefore, they have not been applied to the presentation of the consolidated financial statements:

- IFRS 8 Operating Segments (effective as of January 1, 2009).
- IAS 23 (Revised) Borrowing Costs, effective for periods beginning on or after January 1, 2009.
- IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements: beginning on or after July 1, 2009.
- IAS 1 Revised Presentation of Financial Statements: beginning on or after January 2009.
- IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements-Puttable Financial Instruments and Obligations Arising on Liquidation: beginning on or after January 1st, 2009.
- IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items: beginning on or after July 1, 2009.

4. Summary of Significant Accounting Policies (continued)

New International Financial Reporting Standards (IFRS) and Interpretations not yet adopted (continued)

- IFRIC 15 Agreement for the Construction of Real Estate: beginning on or after January 1, 2009.
- IFRIC 16 Hedges of a Net Investment in a Foreign Operation: beginning on or after October 1, 2008.

The Group is evaluating the impact of these standards and interpretations in future financial statements.

5. Cash

	December 31			
		2008		2007
Cash on hand	**B/.**	**120,932**	B/.	99,800
On demand accounts		**2,316,590**		2,561,339
	B/.	**2,437,522**	B/.	2,661,139

There are no restrictions on cash.

6. Notes, Accounts and Mortgages Receivable, Net

	December 31			
		2008		2007
Notes receivable	**B/.**	**2,428,749**	B/.	1,939,921
Accounts receivable - clients		**20,303,041**		15,046,296
Mortgages receivable		**6,395,352**		9,409,027
Accounts receivable - intercompanies		**436,103**		429,101
		29,563,245		26,824,345
Allowance for doubtful accounts		**(1,880,085)**		(1,348,534)
		27,683,160		25,475,811
Accounts receivable - other:				
Employees		**128,757**		134,373
Other		**1,199,475**		800,510
		29,011,392		26,410,694
Less: current portion of notes, mortgages and accounts receivable clients		**26,202,481**		21,752,184
	B/.	**2,808,911**	B/.	4,658,510

6. Notes, Accounts and Mortgages Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

	December 31	
	2008	2007
Balance at January 1	**B/. 1.348.534**	B/. 1.310.520
Increases in the year	**608.265**	416.929
Amounts written off	**(76.714)**	(378.915)
Balance at December 31	**B/. 1.880.085**	B/. 1.348.534

At December 31 2008, the analysis of past due notes and accounts receivable is presented below:

	December 31, 2008			December 31, 2007		
	Balances	*Allowance for Doubtfull Accounts*	*Net Balance*	*Balances*	*Allowance for Doubtful Accounts*	*Net Balance*
Notes and Accounts:						
Not-Due	**B/. 19.309.988**	**B/. -**	**B/. 19.309.988**	B/. 15.194.809	B/. -	B/. 15.194.809
Less that 30 days	**1.064.633**	**-**	**1.064.633**	1.023.787	633.846	389.941
Between 30-60 days	**964.287**	**838.620**	**125.667**	310.897	308.021	2.876
Between 60-90 days	**555.469**	**555.469**	**-**	126.715	125.357	1.358
Between 90-120 days	**79.454**	**79.454**	**-**	105.152	104.292	860
More than 120 days	**1.194.062**	**397.789**	**796.273**	653.958	173.656	480.302
	23.167.893	**1.871.332**	**21.296.561**	B/. 17.415.318	B/. 1.345.172	B/. 16.070.146
Mortgages:						
Not-Due	**B/. 4.782.780**	**B/. -**	**B/. 4.782.780**	B/. 7.485.908	B/. -	B/. 7.485.908
Less that 30 days	**1.856**	**-**	**1.856**	37.879	-	37.879
Between 30-60 days	**977**	**-**	**977**	4.748	-	4.748
Between 60-90 days	**-**	**-**	**-**	90.859	-	90.859
Between 90-120 days	**-**	**-**	**-**	58.581	-	58.581
More than 120 days	**1.609.739**	**8.753**	**1.600.986**	1.731.052	3.362	1.727.690
	6.395.352	**8.753**	**6.386.599**	9.409.027	3.362	9.405.665
	B/. 29.563.245	**B/. 1.880.085**	**B/. 27.683.160**	B/. 26.824.345	B/. 1.348.534	B/. 25.475.811

As of December 31, the company Altos de Vistamares, S.A. maintains mortgages receivable that are undergoing foreclosure, for B/.1,609,739 (2007 – B/.1,319,404). These mortgages are guaranteed by the land.

7. Inventories and Biological Assets

	December 31,			
		2008		2007
Goods and materials	**B/.**	**23,095,642**	B/.	19,168,585
Machinery and equipment		**6,744,768**		4,942,972
Automobiles and spare parts		**4,112,878**		3,487,521
Poultry, eggs and food		**6,982,221**		5,882,436
Houses		**2,389,526**		1,304,657
Tires, batteries and others		**793,054**		951,414
		44,118,089		35,737,585
Inventory in transit		**6,919,999**		10,158,089
	B/.	**51,038,088**	B/.	45,895,674

8. Investments, under the equity method

		December 31,			
	% of Participation		**2008**		2007
Procesadora Moderna, S. A.	50%	**B/.**	**590,173**	B/.	648,399
Compañía Ulises, S. A.	50%		**141,515**		141,162
Atlantic Grain Terminal, S. A.	20%		**762,571**		480,629
Recuperación de Proteínas, S. A.	50%		**620,815**		643,105
			2,115,074		1,913,295
Other investments			**195,211**		141,800
		B/.	**2,310,285**	B/.	2,055,095

9. Property, Equipment and Improvements, Net

December 31, 2008

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/. 32,285,491	B/. 18,200,751	B/. 3,481,246	B/. 2,511,482	B/. 56,478,970
Additions	3,346,483	3,494,414	1,397,710	5,513,762	13,752,369
Reclassifications	3,553,284	1,654,297	-	(5,207,581)	-
Disposals	(304,185)	(4,260,853)	(812,489)	-	(5,377,527)
Disposal depreciation	13,660	2,868,368	736,896	-	3,618,924
Depreciation and amortization	(1,734,514)	(3,515,547)	(1,850,676)	-	(7,100,737)
At December 31, 2008, net of accumulated depreciation and amortization	B/. 37,160,219	B/. 18,441,430	B/. 2,952,687	B/. 2,817,663	B/. 61,371,999
At January 1, 2008					
At cost	B/. 50,420,931	B/. 51,282,000	B/. 6,295,209	B/. 2,511,482	B/. 110,509,622
Accumulated depreciation and amortization	(18,135,440)	(33,081,249)	(2,813,963)	-	(54,030,652)
Net carrying amount	B/. 32,285,491	B/. 18,200,751	B/. 3,481,246	B/. 2,511,482	B/. 56,478,970
At December 31, 2008					
At cost	B/. 57,016,513	B/. 52,169,858	B/. 6,880,430	B/. 2,817,663	B/. 118,884,464
Depreciation and amortization	(19,856,294)	(33,728,428)	(3,927,743)	-	(57,512,465)
Net carrying amount	B/. 37,160,219	B/. 18,441,430	B/. 2,952,687	B/. 2,817,663	B/. 61,371,999

Several properties as of December 31, 2008, with carrying amounts of B/.22,392,632, guarantee credit agreements, loans and bonds with Group Companies (see notes 11, 12, and 13). The leased equipment guarantees the Group's financial leases (see note 11).

9. Property, Equipment and Improvements, Net (continued)

December 31, 2007

	Property and Improvements	Machinery and Equipment	Leased Equipment	Construction in Progress	Total
At January 1, 2007, net of accumulated depreciation and amortization	B/. 31,358,140	B/. 17,440,126	B/. 2,294,770	B/. 1,522,690	B/. 52,615,726
Additions	1,936,138	3,609,404	2,268,157	3,043,629	10,857,328
Reclassifications	996,601	917,334	140,902	(2,054,837)	-
Disposals	(1,247,444)	(7,620,501)	(3,625,026)	-	(12,492,971)
Disposal depreciation	865,064	7,074,212	3,567,496	-	11,506,772
Depreciation and amortization	(1,623,008)	(3,219,824)	(1,165,053)	-	(6,007,885)
At December 31, 2007, net of accumulated depreciation and amortization	B/. 32,285,491	B/. 18,200,751	B/. 3,481,246	B/. 2,511,482	B/. 56,478,970
At January 1, 2007					
At cost	B/. 48,735,636	B/. 54,375,763	B/. 7,511,176	B/. 1,522,690	B/. 112,145,265
Accumulated depreciation and amortization	(17,377,496)	(36,935,637)	(5,216,406)	-	(59,529,539)
Net carrying amount	B/. 31,358,140	B/. 17,440,126	B/. 2,294,770	B/. 1,522,690	B/. 52,615,726
At December 31, 2007					
At cost	B/. 50,420,931	B/. 51,282,000	B/. 6,295,209	B/. 2,511,482	B/. 110,509,622
Depreciation and amortization	(18,135,440)	(33,081,249)	(2,813,963)	-	(54,030,652)
Net carrying amount	B/. 32,285,491	B/. 18,200,751	B/. 3,481,246	B/. 2,511,482	B/. 56,478,970

As of December 31, 2007 several properties with carrying amounts of B/.19,284,899 constitute guarantees for Group credit agreements, loans and bonds (See Note 11, 12 and 13). Leased equipments constitute guarantees for the Group's financial leasing contracts (See Note 11). During 2007, the Group conducte4d valuations for its real estate property. The valuations was carried out by Panamericana de Avalúos, an independent appraiser. The market value of the properties was B/.82,569,228.

10. Forestal Investment

	December 31,			
	2008		2007	
Reconciliation of forestal investment balances:				
Carrying amount as of January 1	**B/.**	**3,996,689**	B/.	3,753,308
Increase due to purchases		**161,304**		186,872
Gain arising from changes in fair value attributable to physical changes		**25,580**		56,509
Carrying amount as of December 31	**B/.**	**4,183,573**	B/.	3,996,689

Disbursements made during 2008 are due to the treatment and maintenance costs of equipment, transportation and freight, and cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,279,311, less losses of B/.109,442 due to fires, generated a net income of B/.1,169,869, of which B/.25,580 correspond to 2008. An assessment of the forestry investment's fair value is conducted by an independent appraiser on an annual basis.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

11. Interest-bearing Loans and Borrowings

At December 31, interest loans and debt in the short and long term were as follows:

			December 31	
	Interest	*Maturity*	**2008**	2007
Short Term				
Overdrafts and Bank Loans	5.5-8.75%	2009	**B/. 19,493,867**	B/. 11,712,044
Current portion of long-term loans				
Mortgage Loans	5.9-7.5%	2009	**1,521,764**	697,214
Contracts Lease	6.375-8%	2009	**1,811,114**	2,193,005
			B/. 22,826,745	B/. 14,602,263
Long Term				
Mortgage Loans	5.9-7.5%	2010 - 2015	**B/. 10,939,555**	B/. 5,870,692
Contracts Lease	6.375-8%	2010 - 2011	**997,576**	1,203,625
			B/. 11,937,131	B/. 7,074,317

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks of up to B/.49,700,000 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At December 31, 2008, the subsidiaries have used these credit facilities for approximately B/.19,493,867.

The credit agreements involve the following conditions:

- Dividends to shareholders will be allowed for up to 50% of the year's net profits, provided the debt to capital ratio does not exceed two and a half (2 ½) to one (1).
- The debt-to-capital ratio should not exceed two and a half (2 ½) to one (1).
- The minimum liquidity ratios between consolidated current assets and current liabilities from the Group will be no less than one (1.20).
- The Group's consolidated financial statements must reflect a financial debt/EBITDA ratio no higher than four (3.5) as of December 31, 2008.

The Group has issued cross guarantees to secure Grupo Melo, S. A.'s global debts.

11. Interest Bearing Loans and Borrowings (continued)

Mortgage Loans

Mortgages bear the following guarantees:

- Mortgage and antichretic guarantees on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049, 23394, 27399, 27665, 33786, 49008, 55655, 52545, 33382, 44216, 47734, 57169, 61996, 65159 and 65686.

- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and guarantees from Grupo Melo, S. A. and subsidiaries.

12. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of fifteen million balboas (B/.15,000,000). As of December 31, 2008, the Group had placed B/.8,759,000. This Negotiable Commercial Securities (V.C.N.) has a renewable maturity of 360 days from the issuance date, the interest rate is fixed at the time of issuance. As of December 31, 2008 the annual interest rate of Negotiable Commercial Securities (V.C.N.) was between 4.75-6% per year.

This issuance is supported by the general credit of Empresas Melo, S. A. and a cross guarantee from Grupo Melo, S. A.

13. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgage and antichretic guarantees on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 39570, 41088 and 40616, and also properties 39226, 40371, 40381, 40391, and others where the Manuel E. Melo Factory is located.

13. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

	December 31, 2008	December 31, 2007
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000,000, issued in one series, bearing annual interest, at a floating rate based on "prime rate" + 2.25% payable quaterly. In no event shall the interest rate be less than 7.25% annual, nor greater than 10% annual, and its maturity is in December 2008.	**B/. -**	B/. 1,000,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.15,000,000, issued in one series, bearing variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% payable quarterly, and a maturity date of December 2012.	**7,076,827**	8,668,051
Bond issuance with a face value of B/.1,500,000 issued as Series C, bearing an annual interest rate based on "prime rate" + 2.75%. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**-**	1,500,000
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an annual interest rate based on Prime Rate plus 2.75%. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**1,500,000**	1,500,000
Bond issuance with a face value of B/. 10,000,000 issued in one series, bearing an annual interest of 8%, payable quaterly, with maturity date of December 2011.	**10,000,000**	10,000,000
Continues...	**18,576,827**	22,668,051

13. Bonds Payable (continued)

		December 31,		
		2008		2007
Continued…	**B/.**	**18,576,827**	B/.	22,668,051
Empresas Melo, S. A. (continued)				
Bond issuance with a face value of B/. 10,000,000 issued in two series				
Serie B: Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%		**4,000,000**		4,000,000
Serie C: Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%		**6,000,000**		6,000,000
Series bonds:				
A. **Serie B:** Series B bonds mature as of December 2008. Annual Libor interest rate is 6 months + 2.75%		-		1,200,000
B. **Serie C:** Series C bonds mature in December 2009. Annual Libor interest rate is 6 months + 2.875%		**1,200,000**		1,200,000
D. **Serie D:** Series D bonds mature in December 2010. Annual Libor interest rate is 6 months + 3%		**1,200,000**		1,200,000
E. **Serie E:** Series E bonds mature in December 2011. Annual Libor interest rate is 6 months + 3.125%		**1,200,000**		1,200,000
F. **Serie F:** Series F bonds mature in December 2012. Annual Libor interest rate is 6 months + 3.25%		**1,500,000**		1,500,000
		33,676,827		38,968,051
Less: Current portion		**4,247,892**		5,211,570
Long - term portion	**B/.**	**29,428,935**	B/.	33,756,481

14. Accrued Expenses and Other Liabilities

		December 31		
		2008		2007
Vacations payable	**B/.**	**918,998**	B/.	701,371
Income tax and social security		**749,715**		702,911
Thirteenth month payable		**86,726**		75,306
Managers' profit sharing		**984,584**		1,051,245
Interest payable		**248,805**		197,691
Payroll withholdings		**39,142**		31,288
Income tax payable		**-**		122,884
Customers deposits		**151,313**		411,248
Others		**545,011**		661,201
	B/.	**3,724,294**	B/.	3,955,145

15. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2015.

The Company has been granted the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, containers, fuels and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period may be applied against taxable income for three years following the period in which they were incurred.

16. Income Tax

Major components of tax expenses for the year ended December 31 are as follows:

		December 31, 2008		2007
Current income tax:				
Income tax expense	B/.	**(2,214,405)**	B/.	(2,700,281)
Deffered income tax:				
Relating to origination of temporary difference for the seniority premium allowance for 1993		**14,679**		(5,709)
Income tax	B/.	**(2,199,726)**	B/.	(2,705,990)

A reconciliaton between tax expense an the product of accounting profit multiplied by the tax rate is as follows:

		2008		2007
Profit before tax from continuing operations	B/.	**13,327,043**	B/.	13,778,158
Loss before tax from a discontinued operation		**(1,124,176)**		(1,106,485)
Profit before income tax		**12,202,867**		12,671,673
Computed on income tax rate of 30% (2007: 30%)		**3,660,860**		3,801,502
Less:				
Non taxable income and foreign source		**(158,814)**		(417,363)
Re-investment - Law 3 from 1986		**(1,268,651)**		(330,190)
Gain on revalued lot sales		**(465,375)**		(847,136)
Non taxable gain in biological assets		**(7,674)**		(37,243)
Add:				
Non-deductible expenses and foreign source		**102,127**		204,474
At the effective income tax rate of 15% (2007 - 19%)	B/.	**1,862,473**	B/.	2,374,044

Income tax	B/.	**2,199,726**	B/.	2,705,990
Income tax attributable to a discontinued operation		**(337,253)**		(331,946)
Income tax expense	B/.	**1,862,473**	B/.	2,374,044

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Calculation Basis				*Deferred Income Tax*			
		2008		2007		**2008**		2007
Seniority premium	B/.	**952,864**	B/.	897,433	B/.	**285,859**	B/.	269,230

16. Income Tax (continued)

As of December 31, 2008, the Group has calculated the deferred tax asset for B/.285,859. These amounts result mainly from the seniority premium estimation before 1993, which are available to apply to future taxes at the time of payment. This estimation made on the aforementioned basis is for B/.952,864 as of December 31, 2008. According to Panama's fiscal laws, regarding the seniority premium, future uses of the estimation are applied at the time the benefits are paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

17. Dividends Paid

During 2008, dividends of B/.1.77 per common stock (totaling B/.4,119,833) were declared and paid in cash B/. 2,061,193 and in common stocks B/.2,058,640.

During 2007, dividends of B/.1.40 per common stock (totaling B/.3,137,393) were declared and paid in cash B/.1,653,346 and in common stocks B/.1,484,047.

18. Capitalization of Retained Earnings

During the years 2008 and 2007, the Group's subsidiaries declared common stock dividends and in 2007 performed a capitalization of retained earnings. According to requirements by existing tax laws, for a period of five years from the date of the capitalization of retained earnings, companies will have to comply with the following conditions:

1. They may not acquire their own shares, or provide loans to their shareholders or partners.

2. The loans that the shareholders or partners owe to the company at the time it capitalizes the retained earnings, shall be paid within six months from the date of capitalization.

3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

19. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides repair shop services for these vehicles and equipment.

The lumber segment was dedicated to manufacturing solid wood and paneled doors; however, in 2008, the Board of Directors decided to discontinue this operation.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

19. Segment Information (continued)

For the year ended December 31 2008	Grupo Melo, S. A. (2008)	Lumber Division (2008)	Real State Division (2008)	Restaurants Division (2008)	Machinery Division (2008)	Services Division (2008)	Stores Division (2008)	Poultry Division (2008)	Total (2008)	Eliminations Debit (2008)	Eliminations Credit (2008)	Consolidated (2008)
Revenue												
Net sales	B/. -	B/. -	B/. 11,013,108	B/. 24,505,554	B/. 53,534,077	B/. -	B/. 78,222,588	B/. 96,230,184	B/. 263,505,511	B/. -	B/. -	B/. 263,505,511
Net sales - internal affiliates	-	-	-	391,139	1,809,937	-	-	13,631,356	15,832,432	15,832,432	-	-
Dividends earned	1,998,270	-	-	-	-	-	-	-	1,998,270	1,998,270	-	-
	B/. 1,998,270	B/. -	B/. 11,013,108	B/. 24,896,693	B/. 55,344,014	B/. -	B/. 78,222,588	B/. 109,861,540	B/. 281,336,213	B/. 17,830,702	B/. -	B/. 263,505,511
Segment Result												
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. 2,013,069	B/. -	B/. 2,175,826	B/. 1,075,096	B/. 3,250,491	B/. (69,210)	B/. 3,849,510	B/. 8,105,353	B/. 20,400,135	B/. 21,566,427	B/. 19,533,804	B/. 18,367,512
Net financial cost	-	-	(275,803)	(20,775)	(1,323,920)	69,100	(378,348)	(3,270,425)	(5,200,171)	-	-	(5,200,171)
Share of profit on associate	-	-	-	-	-	-	-	(79,807)	(79,807)	-	239,509	159,702
Income (loss) before tax and discontinued operations	2,013,069	-	1,900,023	1,054,321	1,926,571	(110)	3,471,162	4,755,121	15,120,157	21,566,427	19,773,313	13,327,043
Income tax												(2,199,726)
Income before discontinued operations												11,127,317
Discontinued operations net of income tax	-	(786,923)	-	-	-	-	-	-	(786,923)	-	-	(786,923)
Net income												B/. 10,340,394
December 31, 2008												
Assets and Liabilities												
Segment assests	544,433	3,370,052	26,226,425	6,189,953	37,009,445	42,100,685	33,419,213	76,517,899	225,378,105	25,580	52,611,267	172,792,418
Investment in subsidiaries	48,308,578	-	-	-	-	-	-	-	48,308,578	-	48,308,578	-
Investment, at equity	432,210	-	-	-	-	39,000	-	1,433,714	1,904,924	405,361	-	2,310,285
Total Assests	B/. 49,285,221	B/. 3,370,052	B/. 26,226,425	B/. 6,189,953	B/. 37,009,445	B/. 42,139,685	B/. 33,419,213	B/. 77,951,613	B/. 275,591,607	B/. 430,941	B/. 100,919,845	B/. 175,102,703
Total Liabilities	B/. 3,805,245	B/. 5,177,148	B/. 8,357,653	B/. 2,696,274	B/. 30,380,216	B/. 41,013,764	B/. 16,488,890	B/. 55,457,244	B/. 163,376,434	B/. 52,611,210	B/. -	B/. 110,765,224
Other Information												
Properties, equipment and improvements investment	B/. -	B/. 20,733	B/. 490,963	B/. 1,369,147	B/. 1,798,438	B/. 197,142	B/. 1,485,840	B/. 8,390,042	B/. 13,752,305	B/. -	B/. -	B/. 13,752,305
Depreciation and amortization	B/. -	B/. -	B/. 511,053	B/. 677,599	B/. 410,912	B/. 158,023	B/. 842,992	B/. 4,500,158	B/. 7,100,737	B/. -	B/. -	B/. 7,100,737
Provisions and other payroll liabilities	B/. 6,000	B/. 189,713	B/. 231,042	B/. 341,883	B/. 459,169	B/. 436,135	B/. 892,840	B/. 1,167,512	B/. 3,724,294	B/. -	B/. -	B/. 3,724,294
Provisions for seniority premium	B/. -	B/. 104,701	B/. 221,850	B/. 426,193	B/. 351,773	B/. 233,973	B/. 544,081	B/. 1,907,693	B/. 3,790,264	B/. -	B/. -	B/. 3,790,264

19. Segment Information (continued)

	2007											
For the year ended December 31 2007	*Grupo Melo, S. A.*	*Lumber Division*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Services Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
Revenue												
Net sales	B/. -	B/. -	B/. 11,597,039	B/. 18,893,555	B/. 45,349,643	B/. -	B/. 62,973,184	B/. 79,029,037	B/. 217,842,458	B/. -	B/. -	B/. 217,842,458
Net sales - internal affiliates	-	-	-	357,601	1,550,806	-	164,159	12,387,915	14,460,481	14,460,481	-	-
Dividends earned	1,806,885	-	-	-	-	-	-	-	1,806,885	1,806,885	-	-
	B/. 1,806,885	B/. -	B/. 11,597,039	B/. 19,251,156	B/. 46,900,449	B/. -	B/. 63,137,343	B/. 91,416,952	B/. 234,109,824	B/. 16,267,366	B/. -	B/. 217,842,458
Segment Result												
Profit before income tax, revenue and financial cost and affiliates participation	B/. 1,823,504	B/. -	B/. 3,732,121	B/. 1,731,051	B/. 3,779,408	B/. 221,732	B/. 3,558,976	B/. 5,638,596	B/. 20,485,388	B/. 20,448,679	B/. 18,634,417	B/. 18,671,126
Net financial cost	-	-	(349,121)	(10,367)	(1,155,282)	(321,733)	(426,787)	(2,821,534)	(5,084,824)	-	-	(5,084,824)
Share of profit on associate	-	-	-	-	-	-	-	26,004	26,004	-	165,852	191,856
Income (loss) before tax and discontinued operations	1,823,504	-	3,383,000	1,720,684	2,624,126	(100,001)	3,132,189	2,843,066	15,426,568	20,448,679	18,800,269	13,778,158
Income tax												(2,705,990)
Income before discontinued operations												11,072,168
Discontinued operation net of income tax	-	(774,539)	-	-	-	-	-	-	-	-	-	(774,539)
												B/. 10,297,629
December 31, 2007												
Assets and Liabilities												
Segment assests	616,973	4,376,537	25,046,358	5,431,566	32,250,684	39,792,797	27,562,192	68,534,464	203,611,571	-	49,036,045	154,575,526
Investment in subsidiaries	46,357,731	-	-	-	-	-		-	46,357,731	-	46,357,731	-
Investment, at equity	407,210	-	-	-	-	39,000	-	1,485,115	1,931,325	165,852	42,082	2,055,095
Total Assests	B/. 47,381,914	B/. 4,376,537	B/. 25,046,358	B/. 5,431,566	B/. 32,250,684	B/. 39,831,797	B/. 27,562,192	B/. 70,019,579	B/. 251,900,627	B/. 165,852	B/. 95,435,858	B/. 156,630,621
Total Liabilities	B/. 3,805,428	B/. 5,291,601	B/. 8,284,550	B/. 2,345,193	B/. 26,257,093	B/. 38,908,480	B/. 14,407,186	B/. 49,820,979	B/. 149,120,510	B/. 49,036,045	B/. -	B/. 100,084,465
Other Information												
Properties, equipment and improvements investment	B/. -	B/. 87,506	B/. 931,109	B/. 1,228,752	B/. 573,337	B/. 279,888	B/. 1,449,324	B/. 6,307,412	B/. 10,857,328	B/. -	B/. -	B/. 10,857,328
Depreciation and amortization	B/. -	B/. -	B/. 327,575	B/. 538,503	B/. 293,843	B/. 113,393	B/. 681,811	B/. 3,732,714	B/. 5,687,839	B/. -	B/. -	B/. 5,687,839
Provisions and other payroll liabilities	B/. 6,503	B/. 436,809	B/. 425,586	B/. 317,407	B/. 277,623	B/. 482,048	B/. 890,461	B/. 1,118,718	B/. 3,955,155	B/. -	B/. -	B/. 3,955,155
Provisions for seniority premium	B/. -	B/. 55,345	B/. 192,620	B/. 348,229	B/. 314,863	B/. 220,015	B/. 507,534	B/. 1,744,591	B/. 3,383,197	B/. -	B/. -	B/. 3,383,197

20. Discontinued Operations

In October 2008, the Board of Directors of Grupo Melo, S.A. decided to close the operations of the solid wood door factory managed in the wood division. The Group has classified the plant and equipment from this operation as assets available-for-sale.

The results of these discontinued operations are shown below:

	December 31			
		2008		2007
Revenue				
Net sales	**B/.**	**2,265,924**	B/.	2,729,908
Other income		**77,624**		115,355
Changes in the inventory, finished goods and in progress		**656,949**		516,193
Raw material and material used		**(1,343,259)**		(1,173,108)
Employees benefits		**(1,256,946)**		(930,128)
Depreciation and amortization		**(251,855)**		(320,046)
Advertising, maketing and ads		**-**		(4,942)
Other expenses		**(900,154)**		(1,599,660)
Interest and financial charges		**(372,459)**		(440,057)
Loss from a discontinued operation before income tax		**(1,124,176)**		(1,106,485)
Income tax		**337,253**		331,946
Loss for the year from a discontinued operation	**B/.**	**(786,923)**	B/.	(774,539)

The major types of assets and liabilities of the discontinued operation are detailed below:

		December 31, **2008**
Assets		
Inventories	**B/.**	**952,032**
Properties, plant and equipment		**1,021,264**
Other assets		**656,906**
Assets held for sale		**739,850**
Total Assets		**3,370,052**
Liabilities		
Account payable and other liabilities		**1,437,507**
Net assets associated with discontinued operation	**B/.**	**1,932,545**

21. Adjustments to Prior Periods

In 2008, the Management of Grupo Melo, S.A. decided to record the value of the inventory relating to laying and breeding hens at the carrying amount considering production costs. For prior periods, the Group valued these inventories based on their fair value in the market; however, they decided to change this method since there is no information available on the prices or values set by an active market that could reliably determine other alternative fair value estimations. This resulted in that from 2004 to 2007, the financial statements have shown an accumulation of earnings, due to the calculation of the fair value of these laying and breeding hens for B/.485,567, which has been adjusted to the retained earnings existing as of December 31, 2006, per IAS 8.

22. Financial Risk Management Policies and Objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds needed for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

22. Financial risk management policies and objectives (continued)

These positions generate the following financial risks:

a) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of December 31, 2008, approximately 55% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.770,000 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

b) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approves the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

c) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

22. Financial risk management policies and objectives (continued)

c) Liquidity risk (continued)

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

d) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

The calculation of this ratio is as follows:

	December 31,	
	2008	2007
Total liabilities	**B/. 110,765,224**	B/. 100,084,465
Total shareholder's investment	**B/. 64,337,479**	B/. 56,060,589
Debt equity ratio	**B/. 1.72**	B/. 1.79

23. Fair Value of the Financial Instruments

The fair value of each category of the financial instruments in the consolidated balance sheet has been estimated as follows:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by management at the carrying amount that approaches fair value due to its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectible accounts using the allowance for doubtful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by Management at their book value which approaches fair fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of their long term nature. They expect that it will not not differ significantly from the book value, since the creditors usually hold the contracts' positions until the obligations' maturity. All of the obligations have been agreed in dollars, therefore there are no currency exchange fluctuations and the interest rates are established according to the market.

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

	For the year ended December 31			
		2008		2007
Net income atributable to shareholders	**B/.**	**10,293,580**	B/.	10,211,154
Weighed average of common stocks outstanding applicable for basic and diluted net income per share		**2,299,350**		2,293,294
Basic and diluted earning per share	**B/.**	**4.48**	B/.	4.45

There were no other transactions relating to common shares since the date of the report and prior to completion of these consolidated financial statements.

25. Related Party Transactions

	December 31			
		2008		2007
In the consolidated balance sheet				
Notes and accounts receivable, net:				
Recuperación de Proteínas, S. A.	**B/.**	**405,360**	B/.	421,793
Compañía Ulises, S. A.		**11,188**		7,308
Desarrollo Posicional, S. A.		**19,555**		-
	B/.	**436,103**	B/.	429,101
Accrued expenses and other liabilities:				
Recuperación de Proteínas, S. A.	**B/.**	**7,569**	B/.	24,270

25. Related Party Transactions (continued)

	For the year ended December 31	
	2008	2007
In the consolidated income statements		
Other Income:		
Compañía Ulises, S. A.	**B/. 3.880**	B/. -
Raw materials and materials used		
Recuperación de Proteínas, S. A.	**B/. 229.991**	B/. 371.521
Desarrollo Posicional, S. A.	**480.816**	538.951
	B/. 710.807	B/. 910.472
Benefits for directors:		
Group Directors with Executive Functions	**B/. 794.594**	B/. 778.037
Group Directors without Executive Functions	**46.900**	42.050
	B/. 841.494	B/. 820.087

	For the year ended December 31	
	2008	2007
Other Expenses:		
Rent paid to directors of the group with Executive Functions	**B/. 326.609**	B/. 310.001

26. Other Income

	For the year ended December 31			
		2008		2007
Tax credit certificate	**B/.**	**26,151**	B/.	317,139
Profit from fixed asset sales		**144,450**		232,141
Profit in the change of the fair value in forestal investment		**25,580**		56,509
Commissions and discounts from suppliers		**408,280**		132,049
Uncollectible accounts recovery		**-**		44,438
Rentals		**74,715**		19,468
Services rendered		**147,741**		200,215
Profit in future grain purchase		**-**		413,965
Miscellaneous		**895,803**		468,245
	B/.	**1,722,720**	B/.	1,884,169

27. Employee Benefits

Employee benefits are broken down as follows:

	For the year ended December 31			
		2008		2007
Salaries, commisions and premiuns	**B/.**	**23.113.975**	B/.	21.220.931
Attendance and representations expense		**1.087.883**		1.008.069
Bonuses and thirteenth month		**2.800.506**		1.870.675
Vacations		**2.099.624**		1.504.151
Employees profit sharing		**956.413**		1.068.752
Indemnity and severance fund		**543.673**		357.218
Social security and education taxes		**3.632.847**		2.959.812
Professional risk		**298.559**		263.526
Seniority premium		**379.047**		604.387
Miscellaneous		**1.923.547**		1.759.300
	B/.	**36.836.074**	B/.	32.616.821

28. General and Administrative Expenses

	For the year ended December 31			
		2008		2007
Travel, allowance and transportation	**B/.**	**1.172.242**	B/.	1.022.673
Legal and professional fees		**2.070.608**		1.943.365
Insurance		**467.989**		504.841
Rental		**2.895.847**		2.153.922
Electricity, telephone and water		**8.434.102**		5.941.229
Repair and maintenance		**3.777.509**		3.616.122
Cleaning		**1.693.160**		1.290.738
Packaging, bags and paper		**3.036.404**		2.633.917
Office expenses		**895.172**		895.126
Stamps and sealed paper		**216.563**		170.705
Taxes		**829.264**		632.383
Bad debts		**608.265**		416.929
Donations and contributions		**172.645**		118.002
Delivery, freight and transport		**3.888.672**		3.231.950
Fumigation and medications		**645.412**		743.981
Amortization of poultry		**1.822.050**		1.373.639
Gas and lubricants		**4.435.932**		3.059.129
Vehicle maintenance and spare parts		**627.218**		320.451
Supplies and materials		**903.049**		1.127.713
Breeds		**369.101**		333.454
Sales tax		**888.415**		875.946
Selling expenses		**2.379.040**		2.249.981
Tools		**68.841**		54.373
Loss from fixed asset disposal		**224.568**		241.628
Miscellaneous		**1.210.550**		1.270.614
	B/.	**43.732.618**	B/.	36.222.811

29. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has entered into commercial financial leases for certain transportation equipment. These leases have an average term of 3 years.

Future minimum payments for the financial leases include the present value of minimum payments net of leasing, as follows:

	December 31	
	2008	2007
Up to one year	**B/. 1,811,114**	B/. 2,193,005
Beyond one year but less than 3 years	**997,576**	1,203,625
	B/. 2,808,690	B/. 3,396,630

Letters of credit

As of December 31, 2008, the Group maintains letters of credit with various local banks for B/. 3,626,684 (2007- B/.3,279,000).

Purchase of grains

As of December 31, 2008, the Group maintains commitments for the purchase of grains for B/.6,750,662 (2007 - B/. 6,065,640). The Group has cash deposits for B/.1,917,120 to guarantee purchase contracts in the future.

Transfer of portfolio

The Group has transferred a portion of its notes receivable portfolio with an antichretic mortgage security, resulting from the sale of lots, for which it received 100% of the value in cash. With this portfolio transfer contract, the Group must repurchase any credits that have defaulted by three or more consecutive payments. As of December 31, 2008, the balance of this transferred portfolio is B/.7,966,884 (2007-B/.7,795,225). Historically, the lateness percentage of this portfolio is 1.2%.

Purchase of property

As of December 31, 2008, the Group maintains commitments to purchase properties for B/.1,481,243.

29. Commitments and Contingencies (continued)

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities for up to the last three (3) years, including the year ended December 31, 2008.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, profit losses, pain and suffering, physical damages as well as physical damage to personal property resulting from an auto accident. The amount of the lawsuit is B/.550,000; The Thirteenth civil court ordered Empacadora Avícola, S.A. to pay B/.25,271. The Company opposes the plaintiff's claims, given that they have not been able to provide proof of the amount requested.

30. Reclassifications

The most relevant reclassifications in this consolidated financial statement are related to the Consolidated Income Statement, which shows the Group's discontinued operations in 2007 in one line.

Following are the most important reclassifications:

		Previous Year Reported		*Reclassifications*		*Previous Year Reclassified*
Income						
Net Sales	B/.	220,572,366	B/.	(2,729,908)	B/.	217,842,458
Other Income		1,999,524		(115,355)		1,884,169
Changes in inventory of goods, finished products and products in process		14,136,619		(516,193)		13,620,426
Merchandise purchased for sale		(92,427,124)		(2,093,180)		(94,520,304)
Raw material and materials used		(42,131,589)		1,173,108		(40,958,481)
Employee benefits		(33,546,949)		930,128		(32,616,821)
Depreciation and Amortization		(6,007,885)		320,046		(5,687,839)
Advertising, marketing and ads		(2,579,800)		4,942		(2,574,858)
Other expenses		(39,915,651)		3,692,840		(36,222,811)
Interest and finance charges		(6,210,084)		440,057		(5,770,027)
Income before tax and discontinued operations		12,671,673		1,106,485		13,778,158
Income Tax		(2,374,044)		(331,946)		(2,705,990)
Net income before discontinued operations		-		774,539		11,072,168
Discontinued operations, net of income tax		-		774,539		(774,539)
Net Income	B/.	10,297,629	B/.	774,539	B/.	10,297,629

Other Financial Information

Grupo Melo, S. A.
Consolidation of Balance Sheets
December 31, 2008
(Amount expressed in B/. Balboas)

	2008														
ASSETS	*Grupo Melo, S. A.*	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A.*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Otras Compañias de Raices*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
Current Assets															
Cash	B/. 473,965	B/. 1,518,125	B/. 262,032	B/. 95,757	B/. -	B/. 37,905	B/. -	B/. 11,617	B/. -	B/. -	B/. 38,121	B/. 2,437,522	B/. -	B/. -	B/. 2,437,522
Notes, accounts and mortagage receivable, net	-	22,129,601	3,998,445	3,862	-	1,270	-	-	-	-	69,303	26,202,481	-	-	26,202,481
Inventories and biological assets	-	48,522,601	2,403,514	23,816	-	88,157	-	-	-	-	-	51,038,088	-	-	51,038,088
Cash deposits for purchase of grains	-	1,917,120	-	-	-	-	-	-	-	-	-	1,917,120	-	-	1,917,120
Parcel land for sale	-	-	4,410,244	-	-	-	-	-	-	-	-	4,410,244	-	-	4,410,244
Prepaid income tax	-	323,355	240,481	33,357	151	-	22,094	-	-	875	2,388	622,701	-	-	622,701
Prepaid expenses	70,468	545,459	6,293	3,383	-	22	-	-	-	-		625,625	-	70,468	555,157
Accounts receivable - affiliates	-	9,108,454	3,592,343	224,401	3,855,925	57,812	157,316	-	510,616	-	500,373	18,007,240	-	18,007,240	-
Assets held for sale	-	739,850	-	-	-	-	-	-	-	-	-	739,850	-	-	739,850
	544,433	84,804,565	14,913,352	384,576	3,856,076	185,166	179,410	11,617	510,616	875	610,185	106,000,871	-	18,077,708	87,923,163
Non-current Assets															
Notes receivable, net of current portion	-	-	2,808,911	-	-	-	-	-	-	-	-	2,808,911	-	-	2,808,911
Deferred income tax	-	265,582	18,567	1,710	-	-	-	-	-	-	-	285,859	-	-	285,859
Investments in subsidiaries	48,308,578	-	-	-	-	-	-	-	-	-	-	48,308,578	-	48,308,578	-
Investments under the equity method	432,210	1,472,714	-	-	-	-	-	-	-	-	-	1,904,924	405,361		2,310,285
Undeveloped land	-	-	5,192,152	-	-	-	-	-	-	-	2,890,711	8,082,863	-	-	8,082,863
Properties, equipment and improvements, net	-	56,269,465	3,415,008	227,406	978,539	101,472	-	245,109	-	135,000	-	61,371,999	-	-	61,371,999
Forestal investment	-	4,183,573	-	-	-	-	-	-	-	-	-	4,183,573	-	-	4,183,573
Severance fund	-	2,715,933	168,154	41,982	-	-	-	-	-	-	-	2,926,069	-	-	2,926,069
Other assets	-	4,622,292	296,116	25,551	-	19,731	-	-	246,291	-	-	5,209,981	-	-	5,209,981
	48,740,788	69,529,559	11,898,908	296,649	978,539	121,203	-	245,109	246,291	135,000	2,890,711	B/. 135,082,757	405,361	48,308,578	87,179,540
TOTAL ASSETS	B/. 49,285,221	B/. 154,334,124	B/. 26,812,260	B/. 681,225	B/. 4,834,615	B/. 306,369	B/. 179,410	B/. 256,726	B/. 756,907	B/. 135,875	B/. 3,500,896	B/. 241,083,628	B/. 405,361	B/. 66,386,286	B/. 175,102,703

Grupo Melo, S. A.
Consolidation of Balance Sheets (continued)
December 31, 2008
(Amount expressed in B/. Balboas)

	2008														
	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A.*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Otras Compañias de Raices*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
LIABILITIES AND SHAREHOLDERS' EQUITY															
Current Liabilities															
Interest-bearing loans and borrowings	B/. -	B/. 19,314,623	B/. 3,512,122	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 22,826,745	B/. -	B/. -	B/. 22,826,745
Negotiable commercial secutities	-	8,759,000	-	-	-	-	-	-	-	-	-	8,759,000	-	-	8,759,000
Bonds payable	-	4,247,892	-	-	-	-	-	-	-	-	-	4,247,892	-	-	4,247,892
Notes and accounts payable - trade	-	25,661,140	304,338	45,043	-	1,317	-	622	-	-	38,503	26,050,963	-	-	26,050,963
Accrued expenses and other liabilities	6,320	3,463,791	287,395	22,380	-	-	-	3,364	262	-	14,265	3,797,777	73,483	-	3,724,294
Accounts payable - affiliates	3,798,925	1,011,523	4,054,578	122,158	4,819,315	327,484	-	244,892	-	33,104	3,592,189	18,004,168	18,004,168	-	-
	3,805,245	62,457,969	8,158,433	189,581	4,819,315	328,801	-	248,878	262	33,104	3,644,957	83,686,545	18,077,651	-	65,608,894
Non-Current Liabilities															
Provision for seniority premium	-	3,521,895	221,850	44,720	-	1,799	-	-	-	-	-	3,790,264	-	-	3,790,264
Interest-bearing loans and borrowings	-	11,517,996	419,135	-	-	-	-	-	-	-	-	11,937,131	-	-	11,937,131
Bonds payable	-	29,428,935	-	-	-	-	-	-	-	-	-	29,428,935	-	-	29,428,935
	-	44,468,826	640,985	44,720	-	1,799	-	-	-	-	-	45,156,330	-	-	45,156,330
Shareholders' Equity															
Issued capital	40,222,576	36,329,402	11,395,221	40,881	-	55,919	391,210	-	-	96,000		88,531,209	48,308,635	-	40,222,574
Retained earnings	5,257,400	11,145,952	6,617,621	182,581	15,300	(80,150)	(211,800)	7,848	756,645	6,771	(144,061)	23,554,107	7,561,292	7,966,653	23,959,468
Complementary tax	-	(68,025)	-	-	-	-	-	-	-	-	-	(68,025)	-	-	(68,025)
	45,479,976	47,407,329	18,012,842	223,462	15,300	(24,231)	179,410	7,848	756,645	102,771	(144,061)	112,017,291	55,869,927	7,966,653	64,114,017
Minority interest	-	-	-	223,462	-	-	-	-	-	-	-	223,462	-	-	223,462
Total Shareholders' Equity	45,479,976	47,407,329	18,012,842	446,924	15,300	(24,231)	179,410	7,848	756,645	102,771	(144,061)	112,240,753	55,869,927	7,966,653	64,337,479
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 49,285,221	B/. 154,334,124	B/. 26,812,260	B/. 681,225	B/. 4,834,615	B/. 306,369	B/. 179,410	B/. 256,726	B/. 756,907	B/. 135,875	B/. 3,500,896	B/. 241,083,628	B/. 73,947,578	B/. 7,966,653	B/. 175,102,703

Grupo Melo, S. A.
Consolidation of the Income Statements
Year ended December 31, 2008
(Amount expressed in B/. Balboas)

	2008														
	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Altos de Vista Mares, S. A.*	*Estrategias y Restaurantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Otras Compañias de Raices*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Consolidated*
Revenue															
Net sales	B/. -	B/. 251,254,301	B/. 10,281,300	B/. 2,733,642	B/. -	B/. -	B/. -	B/. -	B/. 2,595,742	B/. -	B/. 731,805	B/. 267,596,790	B/. 4,091,279	B/. -	B/. 263,505,511
Net sales - internal affiliates	-	-	-	6,741	-	553,925	-	-	-	-	-	560,666	560,666	-	-
Total net sales	-	251,254,301	10,281,300	2,740,383	-	553,925	-	-	2,595,742	-	731,805	B/. 268,157,456	4,651,945	-	263,505,511
Dividends earned	1,998,270	-	-	-	-	-	-	-	-	-	-	1,998,270	1,998,270	-	-
Other income	15,117	1,908,741	285,611	10,604	12,000	974	-	19,908	61,228	4,784	1,677	2,320,644	597,924	-	1,722,720
Changes in the inventory of goods, in process and finished goods	-	4,271,221	3,112,244	6,606	-	14,653	-	-	-	-	259,246	7,663,970	29,305	-	7,634,665
Goods purchased for sale	-	(121,425,925)	-	(1,095,080)	-	(478,067)	-	-	-	-	-	(122,999,072)	-	1,481,615	(121,517,457)
Raw material and material used	-	(37,102,789)	-	-	-	-	-	-	(2,595,742)	-	-	(39,698,531)	-	3,199,635	(36,498,896)
Parcel land sold	-	-	(5,909,804)	-	-	-	-	-	-	-	(443,352)	(6,353,156)	-	-	(6,353,156)
Employees benefits	-	(34,590,384)	(1,663,144)	(513,171)	-	(69,375)	-	-	-	-	-	(36,836,074)	-	-	(36,836,074)
Depreciation and amortization	-	(6,510,490)	(511,053)	(57,728)	-	(18,576)	-	(2,890)	-	-	-	(7,100,737)	-	-	(7,100,737)
Advertising, marketing and ads	-	(1,996,483)	(459,963)	-	-	-	-	-	-	-	-	(2,456,446)	-	-	(2,456,446)
Other expenses	(318)	(39,811,639)	(2,977,902)	(957,164)	(8,468)	(59,820)	-	(5,806)	(17,148)	(3,517)	(530,842)	(44,372,624)	-	640,006	(43,732,618)
Interest and financial charges	-	(5,475,611)	(603,199)	-	-	(1,358)	-	-	-	-	-	(6,080,168)	-	200,886	(5,879,282)
Interest income	-	552,601	327,396	-	-	-	-	-	-	-	-	879,997	200,886	-	679,111
Share of profit (loss) on associate	-	(79,807)	-	-	-	-	-	-	-	-	-	(79,807)	-	239,509	159,702
Income before tax and discontinued operations	2,013,069	10,993,736	1,881,486	134,450	3,532	(57,644)	-	11,212	44,080	1,267	18,534	15,043,722	7,478,330	5,761,651	13,327,043
Income tax:															
Current	-	(2,000,010)	(152,432)	(40,809)	(1,060)	-	-	(3,364)	-	(385)	(16,345)	(2,214,405)	-	-	(2,214,405)
Deffered	-	9,461	5,218	-	-	-	-	-	-	-	-	14,679	-	-	14,679
Income tax	-	(1,990,549)	(147,214)	(40,809)	(1,060)	-	-	(3,364)	-	(385)	(16,345)	(2,199,726)	-	-	(2,199,726)
Income before discontinued operations	2,013,069	9,003,187	1,734,272	93,641	2,472	(57,644)	-	7,848	44,080	882	2,189	12,843,996	7,478,330	5,761,651	11,127,317
Discontinued operations net of income tax	-	(786,923)	-	-	-	-	-	-	-	-	-	(786,923)	-	-	(786,923)
Net income	B/. 2,013,069	B/. 8,216,264	B/. 1,734,272	B/. 93,641	B/. 2,472	B/. (57,644)	B/. -	B/. 7,848	B/. 44,080	B/. 882	B/. 2,189	B/. 12,057,073	B/. 7,478,330	B/. 5,761,651	B/. 10,340,394

Consolidated Statements of Retained Earnings

December 31, 2008

	Grupo Melo, S. A.	Empresas Melo, S. A.	Altos de Vista Mares, S. A.	Estrategias y Restaurantes, S. A.	Inversiones Chicho, S. A.	Maderas Sterling,S. A.	Comercial Avicola, S. A.	Inversiones Pio Juan, S. A.	Embutidos y Conservas de Pollo S. A.	Inmobiliaria Los Libertadores S. A.	Otras Compañias de Raices	Total	Eliminations Debit	Eliminations Credit	Consolidated
Balance at beginning of the year	B/. 7,363,396	B/. 6,020,011	B/. 6,180,773	B/. 340,756	B/. 12,828	B/. (22,506)	B/. (211,800)	B/. -	B/. 712,565	B/. 5,889	B/. (165,468)	20,236,444	B/. 42,082	B/. 206,732	B/. 20,401,094
Income acquired affiliates	-	-	-	-	-	-	-	-	-	-	32,030	32,030	-	-	32,030
Prior period adjustments	-	(485,567)	-	-	-	-	-	-	-	-	-	(485,567)	-	-	(485,567)
Net (loss) income	2,013,069	8,216,264	1,734,272	93,641	2,472	(57,644)	-	7,848	44,080	882	2,189	12,057,073	7,478,330	5,761,651	10,340,394
	9,376,465	13,750,708	7,915,045	434,397	15,300	(80,150)	(211,800)	7,848	756,645	6,771	(131,249)	31,839,980	7,520,412	5,968,383	30,287,951
Capitalized earnings	(2,058,640)	(1,302,129)	(648,718)	-	-	-	-	-	-	-	-	(4,009,487)	-	-	(4,009,487)
Dividends paid in cash	(2,060,425)	(1,302,627)	(648,718)	(69,222)	-	-	-	-	-	-	(12,812)	(4,093,804)	-	1,998,270	(2,095,534)
Balance at year end	B/. 5,257,400	B/. 11,145,952	B/. 6,617,609	B/. 365,175	B/. 15,300	B/. (80,150)	B/. (211,800)	B/. 7,848	B/. 756,645	B/. 6,771	B/. (144,061)	B/. 23,736,689	B/. 7,520,412	B/. 7,966,653	B/. 24,182,930

RECEIVED
2009 DEC 14 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31, 2009

Business Name of the Issuer: GRUPO MELO, S.A.

Registered securities: Common Stocks

TELEPHONE: 221-0033 FAX 224-2311

Address: VIA ESPAÑA 2313, RIO ABAJO

EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conforms the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 6 departments: Foods, Stores, Machinery, Restaurants, Real State and Services.

- This document has been prepared with the knowledge that its contents will be at disposition of the public investor and to the general public.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

The current assets at March 31st, 2009 totalized US$85.4 millions, which represents a decrease of B/.2.6 millions or 2.9% versus December 2008. This decrease reflex on the receivable account (US$.3.8 millions) product of the collecting of the sales from the end of the year and the planning of sales on credit of the inputs for agriculture cultivars. On the inventory there was a decrease of (US$.3.3 millions) mainly due to the measures of control taken with the inventory of the Division of Machinery. These movements on the titles of current assets produced an increase in the cash account of the Grupo.

On the other hand, the current liabilities show a decrease of US$1.7 millions or 2.6 versus December 2008. This decreases is due to the decrease of payable accounts, which is directly related with the cycle of operations of the Grupo and the established control of inventories.

The position of liquidity of Grupo Melo kept unchanging versus December 2008 setting on 1.34 times.

B. Capital Resources

The total assets at March 2009 amounts to US$.108 millions, representing a decrease of US$.2.8 millions versus December 2008. On this quarterly there was a decrease on the payable accounts for US$.1 million on the Division of Machinery and of Stores that corresponds to the business cycle. At the same time it reflex a decrease of the banking debt product of the fulfillment of all the quarterly payments corresponding to the long term debt.

On the other hand, the patrimony at March 2009 finished with an increase of 1.8% versus December 2008 which produces a relation Debt to capital of 1.65, much better than 1.72 we had at the closing on December 2008.

C. Results of the Operations.

The accumulated sales of Grupo Melo at March 2009 totalize US$.60.9 millions, this is equivalent to an increase of US$2.8 millions or 4.8% versus the same period of the previous year.

The Division of Poultry reported a growth of its sales product of the increase of the consumption of chicken meat, sausages and eggs, which is partly associated to the recovery of the participation on the market on this first quarterly. Also, the Division of Restaurants presents a significant increase of sales attributed to the consolidation of the operations of its locations and the opening of new locations, which had good reception.

The Division of Machinery and the Division of Real Estate presents a decrease versus the same period of last year. On this divisions has been felt the impact of the international financial crisis that has produced rationing of the banking credit and a down in the affluence of foreign customers to our projects.

The gross profits of Group at March 2009 is of US$.25.3 millions, similar to March 2008. Nevertheless, the gross margin of the Grupo is of 41.6% that came down of one point in relation to March 2008 caused for the increase of the costs of the row material mainly of the ingredients for the elaboration of fodders.

The general and operations expenses at March 2009 shows an increase of 1.4% (US$.284 thousand) versus March 2008, mainly due to the decrease reflected in the titles related with electric power. The relation expense – sale is of 32.9% better versus March 2008 when it was in 34.1%.

The net profit of the Grupo in the first quarterly of 2009 was of US$.1.8 millions, with a decrease of US$.474 thousand versus the same period last year. The margin was also affected, falling from 3.9% to 3%.

D. Analysis of Perspectives.

2009 arrives as a year of consolidation more than of growing. In order to palliate the affectations of the international financial crisis on the national economy the Grupo has taken measures guided to the contention of expenses and to moderate its expectative versus the last 3 years of breaking record results.

On this first period of 2009 the Poultry Group shows a sales increase of 22% versus the first quarterly of 2008. As well achieved more efficiency in the index of conversion of the chicken food not reached ever before, due to the investments in the new plan of fogger production which started operations on November 2008. We await interesting results for the second quarterly of 2009 foreseeing the costs of corn and soy should continue decreasing as well as the costs of electric energy, fuel and transportation. Also awaiting that the start of the school year and the elections process have positive effects on the demand of our products. Adding up, the crisis that is living the porcine sector caused from an overproduction and low prices, favors the demands of chicken meat, due to the closing of various porcine farms in the country.

All the steps on the chain of production are oriented to the increase of efficiency and productivity.

The Division of Food has overpass its results versus the budgeted for this first quarterly of 2009. It is a result of the increase of sales and a reduction of expenses, especially on electricity and transportation. This rise on sales is related to the good acceptation of the products of aggregated value as the Corn Rolls and Yuka Sticks. For the second quarterly on this year will be

launched a new product of Corn Rolls with Coconut, for which we have high sales expectative.

The perspectives related to the exportations shows very encouraging. In one part is due to the enforcements of the TLC between Honduras y Panama which will permit an exchanging of products that will mainly benefit Panama with a cero tariff, that directly support the national Poultry industry.

As a result of the world crisis, the local banking has restricted the financing of vehicles, equipment and machinery, which has slow down the sales of such equipment. Notwithstanding this situation, the Division has achieved to reach an income yield capacity of 22% versus the budget. The higher contribution to the returns of the Division of Machinery is contributed by the automobile line, followed by the line of construction and the line of tires. Nevertheless, the steps to follow seek to explore new markets niches, to control the purchases and to maintain optimal inventory levels and to preserve liquidity through a healthy credit portfolio.

During the first quarterly of this year the operations of the Division of Stores has started to show a lower rhythm of growing versus the same period of last year, especially with respect to the activities of the sectors of construction and agriculture. During these first quarterly started operations the new store Melo Pet & Garden in Mall Plaza España, in the city of Santiago. In addition, during this period merged the operations of Madeca within the operations of the Division of Stores and was implemented a new commercial strategy that will allow to increase the participation in the market of doors of Panama.

The second quarterly traditionally impulses a high activity for the Division of Stores, as that with the start of the rainy season starts important agriculture crops as rice, sugar cane and the maintenance and expansion of cattle pastures. For this areas, has been reinforced the technological packages and implemented changes of strategy on the trade that will allow us to maintain the

leadership in the agriculture sector. As well, in front of decelerates of the construction sectors, has been incorporated commercial and products strategies that will increase our participation in this segment. Continuing the expansion plan, in the month of April we will have the opening of a new store Melo Pet & Garden in the Iguana Mall, in the city of Penonome and for the month of June will open an agriculture and cattle store Melo in the Chiriqui Mall, in the city of David.

In the first quarterly of year 2009 the Division of Real Estate registered a slow down on sales of a 34% versus the same period of year 2008 due the contraction or abstinence in the purchase of real estate in the local as well as in the international market. For the second quarterly of year 2009 the Division appoints its sales objectives towards the local market and for this reason will present promotional plans on down payments, financing, discounts and incentives that will help to impulse this market. There will be available for sales 18 houses in Altos de Maria and 5 houses in Los Altos de Cerro Azul, which will have its respective model houses as a sales element.

In regards to the development of new suburban will finish the works of infrastructure of Galicia and Santo Domingo.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 31/03/09	Quarterly At 31/12/08	Quarterly at 30/09/08	Quarterly at 30/06/08
Total Sales or Incomes	61,290	265,907	198,665	124,953
Operation Margin	5.29%	6.32%	7.07%	6.70%
General and Administrative Expenses.	20,098	83,025	64,623	41,963
Net Profit or Loss	1,842	10,340	10,052	6,044
Shares issued and circulating*	2,372,704	2,327,704	2,327,704	2,327,704
Profit or Loss per share*	$0.79	$4.48	$4.32	$2.60
Depreciation and Amortization	2,001	7,101	5,434	3,587
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 31/03/09	Quarterly At 31/12/08	Quarterly at 30/09/08	Quarterly at 30/06/08
Current Assets	85,366	87,923	90,857	80,682
Total Assets	173,499	175,103	178,896	165,828
Current Liabilities	63,884	65,609	68,829	58,506
Long Term Debt	44,099	45,156	45,527	46,791
Preferential Stocks	0	0	0	0
Paid Capital	40,497	40,223	40,223	40,222
Retained earnings	24,845	23,959	24,130	20,138
Total Stockholders equity	65,516	64,337	64,540	60,531
FINANCIAL RATIOS				
Dividend / Share	$0.29	$1.77	$1.77	$1.77
Total Debt/ Patrimony	1.65	1.72	1.77	1.74
Working Capital	21,482	22,314	22,028	22,176
Up-to-date Rate	1.34	1.34	1.32	1.38
Operative earnings / Financial Expenses	2.29	2.83	3.30	2.89

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARRANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating. The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 29th, 2009.

Eduardo Jaspe
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Quartely *ended March 31, 2009*

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Financial Statements
March 31, 2009

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Juan Manuel Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank
Banco Panameño de la Vivienda, S.A.
Banco Nacional de Panamá
Arrendadora Internacional, S.A.
Finanzas Generales, S.A.

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management
Mundial Asset Management

External Auditors
Ernst & Young

(Translation of financial statements originally Issued in Spanish)
Grupo Melo, S.A.

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S.A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 31 of March of 2009 and 31 of December of 2008,the connected states consolidated of results and cash flow, for the three finished months the 31 of March 2009 and 2008 in accordance with International Financial Reporting Standards. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, wose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Base in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standars.

Rogelio A. Williams C.
C. .P. A. 2678

April 20, 2008
Panama, Republic of Panama

(Amount expressed in thousands B/. balboas)

Notes			March 2009		December 2008
	ASSETS				
	Current Assets				
5	Cash	B/.	6,286	B/.	2,438
6, 25	Notes and accounts and mortagage receivable net		22,404		26,202
7	Inventories, and biological assets		47,714		51,038
29	Cash deposits for purchase of grains		1,838		1,917
	Parcel land for sale		5,222		4,410
	Prepaid income tax		196		623
	Prepaid expenses		966		555
	Assets held for sale		740		740
			85,366		87,923
	Non-current Assets				
6,23	Notes receivable, net of current portion		2,760		2,809
16	Deferred income tax		286		286
8	Investment, under the equity method		2,509		2,311
	Undeveloped land		8,654		8,083
9	Properties, equipment and improvements, net		60,946		61,372
10	Forestal investment		4,224		4,183
	Severance fund		2,992		2,926
	Other assets		5,762		5,210
			88,133		87,180
	TOTAL ASSETS	B/.	173,499	B/.	175,103

(Amount expressed in thousands B/. balboas)

Notes			March 2009		December 2008
	LIABILITIES AND SHAREHOLDERS' EQUITY				
	Current Liabilities				
9,11	Interest-bearing loans and borrowings	B/.	**22,544**	B/.	22,827
12	Negotiable commercial securities		**8,759**		8,759
9,13	Bonds payable		**4,220**		4,248
	Notes and accounts payable - trade		**25,051**		26,051
14,23	Accrued expenses and other liabilities		**3,310**		3,724
			63,884		65,609
	Non-Current Liabilities				
	Provision for seniority premium		**3,881**		3,790
9, 11	Interest-bearing loans and borrowings		**11,205**		11,937
9, 13	Bonds payable		**29,013**		29,429
			44,099		45,156
29	**Commitments and contingencies**				
	Shareholders' Equity				
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and 2,327,704 (2007-2,242,642)		**40,497**		40,223
	Retained earnings		**24,845**		23,959
	Complementary tax		**(68)**		(68)
			65,274		64,114
	Minority interest		**242**		224
	Total Shareholders' Equity		**65,516**		64,338
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**B/.**	**173,499**	B/.	175,103

The accompanying notes are integral part of the consolidated financial statements.

(Amount expressed in thousands B/. balboas)

Notes			2009		2008
	Revenue				
	Net sales	**B/.**	**60,940**	B/.	58,174
23	Cost of sales		**303**		520
	Changes in the inventory of goods in process and finished goods		**(1,038)**		(1,586)
	Good purchased for sale		**(16,440)**		(20,270)
23	Raw material and material used		**(16,246)**		(9,439)
	Parcel land sold		**(1,891)**		(1,583)
23, 24	Employees benefits		**(9,299)**		(8,837)
	Depreciation and amortization		**(2,001)**		(1,740)
	Advertising, marketing and ads		**(640)**		(723)
25, 28	Other income		**(10,159)**		(10,254)
	Interest and financial charges		**(1,407)**		(1,434)
	Interest income		**47**		110
	Share of profit of associate		**107**		83
	Income from operating activities before income tax		**2,276**		3,021
	Income tax		**(434)**		(705)
	Net income	**B/.**	**1,842**	B/.	2,316
	Attributable to:				
	Equity holders of the parent	**B/.**	**1,824**	B/.	2,291
24	Minority interests		**18**		25
		B/.	**1,842**	B/.	2,316
22	Earnings per share -basic and diluted	**B/.**	**0.79**	B/.	1.03
	Book value per share	**B/.**	**28.18**	B/.	28.68

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Changes in Shareholders´Equity
Quarterly ended March 31, 2009
(Amount expressed in thousands of B/. balboas)

Notes		*Authorized Common Shares*	*Issued Capital*	*Retained Earnings*	*Complementary Tax*	*Minority Interest*	*Total*
	As of january 1, 2008	2,242,642	36,213	19,704	(68)	212	56,061
	Net income	-	-	10,294	-	46	10,340
17	Dividends paid in cash	-	-	(2,061)	-	(34)	(2,095)
17	Dividends paid in shares	85,062	2,059	(2,059)	-	-	-
18	Reacquisition of common shares	-	1,951	(1,951)	-	-	-
	Complementary tax, net	-	-	32	-	-	32
	As of January 1, 2009	2,327,704	B/. 40,223	B/. 23,959	B/. (68)	B/. 224	B/. 64,338
	Net income	-	-	1,842	-	18	1,842
17	Dividends paid in cash	-	-	(664)	-	-	(664)
18	Capitalized earnings	-	274	(274)	-	-	-
	As of March 31, 2009	**B/. 2,327,704**	**B/. 40,497**	**B/. 24,845**	**B/. (68)**	**B/. 242**	**B/. 65,516**

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Quarterly ended March 31, 2009

(Amount expressed in thousands B/. balboas)

Notes			MARCH 2009		2008
	Cash flows from operating activities				
	Income before income tax	B/.	**2,276**	B/.	**3,021**
	Adjustments for:				
6	Provision for doubtful accounts		**99**		179
	Share of profit of associate		**(107)**		(83)
9	Depreciation and amortization		**2,001**		1,740
	Provision for seniority premium		**275**		195
	Operative Results before changes in working capital		**4,544**		5,052
	Documents, accounts and mortages receivable		**3,748**		(2,074)
	Inventories and biological assets		**3,324**		1,973
	Cash deposits for purchase of grains inventory		**79**		-
	Parcel land for sale		**(571)**		275
	Prepaid expenses		**(411)**		(377)
	Undeveloped land		**(812)**		(1,359)
	Other assets		**(552)**		(103)
	Notes and accounts payable - trade		**(1,000)**		(4,198)
	Accrued expenses and other liabilities		**(414)**		(533)
	Seniority premium paid		**(184)**		(85)
	Cash proceeds from operations		**7,751**		(1,429)
	Income tax paid		**(7)**		-
	Next cash flows operating activities		**7,744**		(1,429)
	Next ...		**7,744**		(1,429)

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Quarterly ended March 31, 2009

(Amount expressed in thousands B/. balboas)

Notes			2009		2008
	Continued ...	**B/.**	**7,744**	B/.	(1,429)
	Cash flows from investment activities				
	Severance fund contribution, net		**(66)**		(94)
	Investment, at equity		**(91)**		2
	Purchase of property, equipment and improvements		**(1,575)**		(3,376)
10	Forestal Investment		**(41)**		(40)
	Net cash flows used in investment activities		**(1,773)**		(3,508)
	Cash flows from financing actvities				
	Loans and lease obligations payments		**(14,234)**		(9,474)
	Proceeds from new loans and lease obligations		**13,218**		15,531
	Redemption of bonds		**(443)**		(379)
	Dividends paid		**(664)**		(481)
	Net cash flows from (used in) financing activities		**(2,123)**		5,197
	Net increase in cash		**3,848**		260
	Cash at January 1		**2,438**		2,661
5	**Cash at March 31**	**B/.**	**6,286**	B/.	2,921
	Additional information				
	Interest earned	**B/.**	**107**	B/.	110
	Interest paid	**B/.**	**(1,407)**	B/.	(1,434)

The accompanying notes are integral part of the consolidated financial statements.

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used.

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Summary

General policies and procedures of the Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to the Group, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committees; in addition there is an Audit Committee, an Executive Compensation and Human Resources Committee, a Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

1. Corporate Information (continued)

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Juan Manuel Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

1. Corporate Information (continued)

Executive Compensation Committee and Human Resources Commitee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro – Principal
Arturo D. Melo Sarasqueta- Principal
Arturo D. Melo Klepitch – Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Federico F. Melo K. - Principal

Finance Committee

Juan Manuel Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez- Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.

1. Corporate Information (continued)

- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation and Human Resources Commitee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

1. Corporate Information (continued)

Executive Compensation Committee (continued)

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Enforce Grupo Melo and its subsidiaries' operations eith corporate government standars.
- To recommend amendments or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be present to the Board of Directors, with observations and recommendations on the following subjects:

1. Finance and budget objectives in a short and medium term.
2. Strategies for reaching an optimum financial structure.
3. Strategies to follow with the group's financial providers, including getting the best possible financial costs.
4. Any other financial issues that may appear within the Group's operations.

1. Corporate Information (continued)

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis of Preparation of the Financial Statement

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value.

3. Basis of Preparation of the Financial Statement (continued)

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Inversiones Pio Juan, Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario,S.A.,Desarrollo Amaya S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A e Inmobiliaria Rioca, S.A.,Rioca Internacional , S.A., Administradora Los Altos del María, S.A., Administradora Los Altos de Cerro Azul, S.A.y Desarrollo de Las Colinas after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

3.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

• Finished goods	Average cost
• Machinery and automobiles inventory	Specific costs according to supplier invoices
• Parceled land for sale	Land purchased to developed and re-sell is value at amortized cost.
• Inventory of layer and breeding hens	Hens in the stage of release are value at cost Hens in production stage are valued at amortized cost.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 20 years

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statement of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statement of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

4. Summary of Significant Accounting Policies (continued)

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax asset is measured at tax rates expected to apply to the period when the asset is realized, based on tax rates (and tax laws) that have been enacted or virtually enacted at the consolidated balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided. The Group doesn't recognize no gain or loss in the purchase, sale, issuance or cancellation of the shares of itself.

4. Summary of Significant Accounting Policies (continued)

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Adoption of new standards and amendments to standards published.

During the current year, the Group has adopted IFRS 7 Financial Instruments: The impact of the IFRS 7 adoption and the changes in IAS 1 have been made to expand the disclorures presented in these consolidated financial statements relating to the financial instruments of the Group and the capital administration.

(Amount expressed in thousands B/. balboas)

4. Summary of Significant Accounting Policies (continued)

Adoption of new standards and amendments to standards published (continued).

As follows the standards and interpretations that have bee issued but have not been effective, as of the date of these financial statements:

- IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statement: beginning on after July 1, 2009.

- IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items: beginning on or after July 1, 2009

The Group is evaluating the impact of this standards and interpretations in futures financial statements.

5. Cash

	March 2009		December 2008	
Cash on hand	**B/.**	**131**	B/.	121
Demands accounts		**6,155**		2,317
	B/.	**6,286**	B/.	2,438

There are no restrictions on cash.

(Amount expressed in thousands B/. balboas)

6. Notes and Accounts Receivable, Net

	March 2009	December 2008
Notes receivable	B/. 2,628	B/. 2,429
Accounts receivable - clients	18,038	20,303
Mortgages receivable	5,118	6,395
Accounts receivable - intercompanies	348	436
	26,132	29,563
Allowance for doubtful accounts	(1,969)	(1,880)
	24,163	27,683
Accounts receivable - other:		
Employees	192	129
Other	809	1,199
	25,164	29,011
Less: current portion of notes and accounts receivable clients	22,404	26,202
	B/. 2,760	B/. 2,809

Below is a breakdown of activities in the allowance for doubtful accounts:

	March 2009	December 2008
Balance at January 1	B/. 1,880	B/. 1,348
Increase in the year	99	608
Amounts written off	(10)	(76)
Balance at March 31	B/. 1,969	B/. 1,880

(Amount expressed in thousands B/. balboas)

5. Notes, Accounts and Mortages Receivable, Net (continued)

At March 31 2009, the analysis of past due notes and accounts receivable is presented below:

	March 31, 2009			December 31, 2008		
	Balances	Allowance for Doubtfull Accounts	Net Balance	Balances	Allowance Accounts	Net Balance
Not-Due	B/. 17,013	B/. -	B/. 17,013	B/. 19,661	B/. -	B/. 19,661
Less that 30 days	1,719	-	1,719	1,064	-	1,064
Between 30-60 days	1,274	(953)	321	964	(839)	125
Between 60-90 davs	480	(480)	-	556	(556)	-
Betweed 90-120 days	119	(119)	-	80	(80)	-
More than 120 days	409	(409)	-	843	(397)	446
	B/. 21,014	**(1,961)**	**B/. 19,053**	**B/. 23,168**	**(1,872)**	**B/. 21,296**
Mortage:						
Not- Due	B/. 3,795	B/. -	B/. 3,795	B/. 4,783	B/. -	B/. 4,783
Less that 30 days	230	-	230	2	-	2
Between 30-60 days	-	-	-	1	-	1
-Between 60-90 days	-	-	-	-	-	-
Betweed 90-120 days	-	-	-	-	-	-
More than 120 days	1,093	(8)	1,085	1,609	(8)	1,601
	5,118	(8)	5,110	6,395	(8)	6,387
	B/. 26,132	**(1,969)**	**B/. 24,163**	**B/. 29,563**	**(1,880)**	**B/. 27,683**

As of December 31, the company Altos de Vistamares, S.A. maintains mortagages receivable that are undergoing foreclosure, for B/. 1,093 (2008- B/. 1,609). These mortagages are guaranteed by the land.

(Amount expressed in thousands B/. balboas)

7. Inventories and Biological Assets

		March 2009		December 2008
Goods and materials	**B/.**	**23,359**	B/.	23,096
Machinery and equipment		**5,735**		6,745
Automobiles and spare parts		**3,812**		4,113
Poultry, eggs and food		**7,155**		6,982
Houses		**2,382**		2,389
Tires, batteries and others		**858**		793
		43,301		44,118
Inventory in transit		**4,413**		6,920
	B/.	**47,714**	B/.	51,038

8. Investment, under the equity method

	% of Participation		March 2009		December 2008
Procesadora Moderna, S.A.	50%	**B/.**	**575**	B/.	59
Compañias Ulises, S.A.	50%		**142**		14
Atlantic Grain Terminal, S. A.	20%		**936**		76
Recuperación de Proteínas, S.A.	50%		**661**		6
			2,314		2,1
Other investments			**195**		1
		B/.	**2,509**	B/.	2,3

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net

March 31, 2008

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
Additions		119		487		237		776		1,619
Reclassifications		(1,793)		3,290		-		(1,497)		-
Disposals		(14)		(40)		(142)		-		(196)
Disposal depreciation		-		20		132		-		152
Depreciation and amortization		(468)		(1,063)		(470)		-		(2,001)
At March° 31, 2009, net of accumulated depreciation and amortization	B/.	35,004	B/.	21,135	B/.	2,710	B/.	2,097	B/.	60,946
At January 1, 2009, net of accumulated										
At cost	B/.	57,223	B/.	51,750	B/.	6,881	B/.	2,818	B/.	118,672
Accumulated depreciation and amortization		(20,063)		(33,309)		(3,928)		-		(57,300)
Net carrying amount	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
At March 31, 2009										
At cost	B/.	55,535	B/.	55,487	B/.	7,005	B/.	2,097	B/.	120,124
Depreciation and amortization		(20,531)		(34,352)		(4,295)		-		(59,178)
Net carrying amount	B/.	35,004	B/.	21,135	B/.	2,710	B/.	2,097	B/.	60,946

As of March 31, 2009 several properties with carrying amounts of B/.22,392 guarantees credit agreements, loans and bonds whith Group's Companies (see notes 11, 12 and 13) The leased equipment guarantees the Group´s financial leases (see note 11).

(Amount expressed in thousands B/. balboas)

10. Property, Equipment and Improvements, Net (continued)

December 31, 2008

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2008, net of accumulated depreciation and amortization	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
Additions		3,346		3,495		1,398		5,514		13,753
Reclassifications		3,553		1,654		-		(5,207)		-
Disposals		(304)		(4,261)		(812)		-		(5,377)
Disposal depreciation		14		2,869		736		-		3,619
Depreciation and amortization		(1,735)		(3,516)		(1,850)		-		(7,101)
At March 31, 2009, net of accumulated depreciation and amortization	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372
At January 1, 2009, net of accumulated										
At cost	B/.	50,421	B/.	51,282	B/.	6,295	B/.	2,511	B/.	110,509
Accumulated depreciation and amortization		(18,135)		(33,082)		(2,814)		-		(54,031)
Net carrying amount	B/.	32,286	B/.	18,200	B/.	3,481	B/.	2,511	B/.	56,478
At December 31, 2008										
At cost	B/.	57,223	B/.	51,750	B/.	6,910	B/.	2,818	B/.	118,701
Depreciation and amortization		(20,063)		(33,309)		(3,957)		-		(57,329)
Net carrying amount	B/.	37,160	B/.	18,441	B/.	2,953	B/.	2,818	B/.	61,372

As of December 31, 2008 several properties with carrying amounts of B/.19,284 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for the Group's financial leasing contracts (See Note 11). During 2008, the Group conducted valuations for its real estate property. The valuations was carried out by Panamericana de Avalúos, an independent appraiser. The market value of the properties was B/. 82,569,228.

11. Forestal Investment

		March 2009		December 2008
Reconciliation value of forestal investment:				
Carrying amount as of January 1	B/.	4,183	B/.	3,997
Increase due to purchases		41		161
Gain arising from changes in fair value attributable to physical changes		-		25
Carrying amount as of March 31	B/.	4,224	B/.	4,183

Disbursements made during 2009 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,279, less losses of B/.109 due to fires, generated net income of B/.1,170.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

12. Interest Bearing Loans and Borrowings (continued)

	Interest	Maturity		MARCH 2009		DECEMBER 2008
Short Term						
Overdrafts and Bank Loans	5.5-8.75%	2009	B/.	19,091	B/.	19,494
Current portion of long-term loans						
Mortgage Loans	5.9-7.5%	2009		1,773		1,522
Contracts Lease	6.375-8%	2009		1,680		1,811
			B/.	22,544	B/.	22,827

	Interest	Maturity		2009		2008
Long Term						
Mortgage Loans	5.9-7.5%	2009 - 2015	B/.	10,313	B/.	10,940
Contracts Lease	6.375-8%	2009 - 2010		892		997
			B/.	11,205	B/.	11,937

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks up to B/.47,900 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At March 31, 2009, the subsidiaries have used this credit facilities approximate amount of B/.19,091.

The credit agreements involve the following conditions:

- Dividends to shareholders will be allowed up to 50% of the net profits of the year, provided the ratio debt to capital do not exceed two and a half (2 ½) to one (1).
- The ratio debt to capital should not exceed two and a half (2 ½) to one (1).

12. Interest Bearing Loans and Borrowings (continued)

Mortgages Loans

Mortgages bear the following guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049,16857,23394, 27399, 27665, 33786, 49008, 55655, 52545, 3338, 44216, 47734, 57169,61996,65159 y 65686.
- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

13. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.15,000). As of December 31, 2008, the Group had placed B/.8,759. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issuance date. As of March 31, 2009 the annual interest rate of Negotiable Commercial Securities was between 4.75% - 6% annual.

This issuance is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

14. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, , 39570, 41088 and 40616, and others parcel 39226,40371,40381, 40391 and others on where the Manuel E. Melo Factory is located.

A breakdown of bonds payable is as follows:

		MARCH 2009		DECEMBER 2008
Bond issuance with a face value of B/.15,000, issued in one serie, bearing annual interest, at an floating rate based on Prime Rate + 2.25% payable quaterly, which must never be less than 3.5% annual, nor greater than 8% annual, maturing in December 2012.	**B/.**	**6,633**	B/.	7,077
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.		**1,500**		1,500
Bond issuance whith a face value of B/. 10,000 issued in one series, bearing an annual interest of 8%, payable quarterly , whith maturity date of December 2011.		**10,000**		10,000
Continues...	**B/.**	**18,133**	B/.	18,577

14. Bonds Payable (continued)

	MARCH 2009	DECEMBER 2008
Bond issuance with a face value of B/. 10,000 issued in two series		
Serie B: Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%	**4,000**	4,000
Serie C: Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%	**6,000**	6,000
Series bonds:		
A. **Serie C:** Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.875%	**1,200**	1,200
B. **Serie D:** Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%	**1,200**	1,200
C. **Serie E:** Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.125%	**1,200**	1,200
F. **Serie F:** Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%	**1,500**	1,500
	33,233	33,677

15. Accrued Expenses and Other Liabilities

	MARCH			
		2009		2008
Vacations payable	**B/.**	**699**	B/.	919
Income tax and social security		**621**		749
Thirteen month payable		**611**		87
Managers' profit sharing		**975**		985
Income tax payable		**222**		249
Customers deposits		**33**		151
Others		**149**		584
	B/.	**3,310**	B/.	3,724

16. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred

17. Income Tax

Major components of tax expenses for the quarterly ended March 31 were:

	March	
	2009	2008
Income tax	**B/. (434)**	B/. (705)

Deferred tax assets

Deferred taxes at March 31 relates to the following:

	2009	2008	**2009**	*2008*
Seniority premium	**B/. 952**	B/. 952	**B/. 286**	B/. 286

As March 31, 2009, the Group has calculated the deferred tax asset for B/. 286. These amounts result mainly from the seniority premium estimation before 1993, which are available to apply to future taxes at the time of payment. This estimation made on the aforementioned basis is for B/.952 as of March 31, 2009. Acording to Panama´s fiscal laws, regarding the seniority premium, future uses of the estimation are applied at the time the benefits are paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

16. Dividends Paid

During 2009, dividends of B/.0.29 per common stock (totaling B/.664) were declared and paid cash.

During 2008, dividends of B/.1.77 per common stock (totaling B/.4, 120) were declared and paid in cash B/. 2,061 and in common stocks B/. 2,059.

18. Retain Earnings Capitalization

During the year 2009 and 2008, the Group subsidiaries declared common stock dividends and capitalization retained earnings. According to the requirements of the existing tax laws, for a period of five years from the date of the capitalization of retained earnings, will have to comply with the following conditions:

1. They may not acquire its own shares, or provide loans to its shareholders or partners.

2. The loans that the shareholders or partners owed to the company at the time it capitalizes the retained earnings, shall be cancelled within six months from the date of capitalisation.

3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

21. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

Grupo Melo, S. A.
Notes to the consolidated Financial Statements
Mrch 31, 2009

Segment Information (continued)

For the quartely year ended March, 31 2009	*Grupo Melo, S.A.*	*Real State Division*	*Restaurants Division*	*Machinery Division*	*Services Division*	*Stores Division*	*Poultry Division*	*Total*	*Eliminations Debit*	*Eliminations Credit*	*Total*
Revenue											
Net sales	B/. -	B/. 1,669	B/. 6,572	B/. 10,622	B/. -	B/. 17,715	B/. 24,362	B/. 60,940	B/. -	B/. -	B/. 60,940
Net sales-internal affiliates	-	-	84	380	-	1,144	3,307	4,915	4,915	-	-
	B/. -	B/. 1,669	B/. 6,656	B/. 11,002	B/. -	B/. 18,859	B/. 27,669	B/. 65,855	B/. 4,915	B/. -	B/. 60,940
Segment Result											
Profit (loss) before income tax, revenue and financial cost affiliates participation	B/. -	B/. (37)	B/. 626	B/. 670	B/. 3	665	1649	B/. 3,576	B/. -	B/. -	B/. 3,576
Net financial cost	B/. -	B/. (140)	(9)	(311)	(3)	-110	-834	B/. (1,407)	-	-	B/. (1,407)
Share of profit (loss) of an associate	-	-	-	-	-	-	-	-	-	107	107
Income (loss) before income tax	-	(177)	617	359	-	555	815	2,169	-	107	2,276
Income tax	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	(434)
Net Income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 1,842
March, 31 2009											
Assets and Liabilities											
Segment assests	1781	26366	B/. 6,710	B/. 35,701	B/. 41,428	B/. 34,387	B/. 133,179	B/. 279,552	B/. (108,562)	B/. -	B/. 170,990
Investment in subsidiaries	48583							B/. 48,583	B/. (48,583)		
Investment, at equity	524	-	-	-	39	-	2,671	3,234	(725)	-	2,509
Total Assets	B/. 50,888	B/. 26,366	B/. 6,710	B/. 35,701	B/. 41,467	B/. 34,387	B/. 135,850	B/. 331,369	B/. (109,287)	B/. -	B/. 173,499
Total Liabilities	B/. 3,988	B/. 9,022	B/. 3,487	B/. 30,045	B/. 40,362	B/. 18,612	B/. 112,075	217,591	B/. 109,608	B/. -	B/. 107,983
Other Information											
Properties, equipment and improvements investment	B/. -	B/. 107	B/. 244	B/. 147	B/. 53	B/. 89	B/. 935	B/. 1,575	B/. -	B/. -	B/. 1,575
Depreciation and amortization	B/. -	B/. 130	B/. 196	B/. 116	B/. 41	B/. 297	B/. 1,221	B/. 2,001	B/. -	B/. -	B/. 2,001
Provisions and other payroll liabilities	B/. -	B/. 324	B/. 410	B/. 420	B/. 535	B/. 835	B/. 786	B/. 3,310	B/. -	B/. -	B/. 3,310
Indemnity and severance funds	B/. -	B/. 241	B/. 437	B/. 431	B/. 241	B/. 656	B/. 1,875	B/. 3,881	B/. -	B/. -	B/. 3,881
Vacations and bonus provision											

Segment Information (continued)

For the quartely year ended March 31, 2009	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
Revenue	B/. -	B/. 695	B/. 2,269	B/. 5,357	B/. 13,465	B/. -	B/. 16,240	B/. 20,148	B/. 58,174	B/. -	B/. -	B/. 58,174
Net sales	-	337	-	81	357	-	658	4,360	5,793	5,793	-	-
Net sales - internal affiliates	B/. -	B/. 1,032	B/. 2,269	B/. 5,438	B/. 13,822	B/. -	B/. 16,898	B/. 24,508	B/. 63,967	B/. 5,793	B/. -	B/. 58,174
Segment Result												
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. -	B/. 70	750	B/. 337	B/. 1,066	B/. 10	1035	1104	B/. 4,372	B/. -	B/. -	B/. 4,372
Net financial cost	-	-69	-163	(10)	(263)	(10)	-129	-790	B/: (1,434)	-	-	B/. (1,434)
Share of profit (loss) of an associate	78	-	-	-	-	-	-	5	83	-	-	83
Income (loss) before income tax	78	1	587	327	803	-	906	319	2,942	-	-	3,021
Income tax	-	-	-	-	-	-	-	-	-	-	-	(705)
Net Income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 2,316

March, 31 2009	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
Assets and Liabilities												
Segment assests	544	3370	26226	B/. 6,190	B/. 37,009	B/. 42,100	B/. 33,420	B/. 76,518	B/. 225,377	B/. 26	B/. 52,611	B/. 172,792
Investment in subsidiaries	48308								B/. 48,308		B/. 48,308	
Investment, at equity	432	-	-	-	-	39	-	1,433	1,904	407	-	2,311
Total Assests	B/. 49,284	B/. 3,370	B/. 26,226	B/. 6,190	B/. 37,009	B/. 42,139	B/. 33,420	B/. 77,951	B/. 275,589	B/. 433	B/. 52,611	B/. 175,103
Total Liabilities	B/. 3,805	B/. 5,177	B/. 8,357	B/. 2,696	B/. 30,380	B/. 41,014	B/. 16,489	B/. 55,458	163,376	B/. 52,611	B/. -	B/. 110,765
Other Information												
Properties, equipment and improvements investment	B/. -	B/. 9	B/. 65	B/. 226	B/. 62	B/. 41	B/. 438	B/. 2,535	B/. 3,376	B/. -	B/. -	B/ 3,376
Depreciation and amortization	B/. -	B/. 60	B/. 109	B/. 162	B/. 93	B/. 32	B/. 195	B/. 1,089	B/. 1,740	B/. -	B/. -	B/. 1,740
Provisions and other payroll liabilities	B/. 6	B/. 189	B/. 231	B/. 342	B/. 459	B/. 436	B/. 892	B/. 1,169	B/. 3,724	B/. -	B/. -	B/. 3,724
Indemnity and severance funds	B/. -	B/. 105	B/. 222	B/. 426	B/. 352	B/. 234	B/. 544	B/. 1,907	B/. 3,790	B/. -	B/. -	B/. 3,790
Vacations and bonus provision												

22. Financial risk management policies and objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

a) Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds necessary for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

b) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of March 31, 2009, approximately 55% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.770 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

c) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approve the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

d) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

e) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

The calculation of this ratio is as follows:

	MARCH 2009		DECEMBER 2008	
Total liabilities	B/.	107,983	B/.	110,765
Total shareholder's investment	B/.	65,516	B/.	64,337
Debt equity ratio	B/.	1.65	B/.	1.72

23. Reasonable Value of the Finanical Instruments

In order to estimate the fair value of each category of the financial instruments in the consolidated balance sheet in the following way:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by the administration at its carring amount that approximates its fair value for its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectable accounts using the allowance for doudful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by the Administration at their book value which approximates to their fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of its long term nature. As they expect that it does not differ significantly from his book value, as usually the creditors hold the positions of contracts until the maturity of the obligations. All the obligations have been agreed in dollards, therefore there are no currency exchange fluctuations and the interest rates are settle down according to the market.

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

24. Earnings per Share - Basic and Diluted (continued)

	March 2009		December 2008	
Net income atributable to shareholders	B/.	1,842	B/.	2,316
Weigh average of common stocks outstanding applicable for basic and diluted net income per share		2,327,704		2,242,642
Basic and diluted earning per share	B/.	0.79	B/.	1.03

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

Related Parties Transactions

	March		December	
In the consolidated income statements	2009		2008	
Recuperación de Proteínas, S.A.	B/.	326	B/.	405
Compañía Ulises, S.A.		11		11
Desarrollo Posicional, S.A.		21		20
	B/.	358	B/.	436
Accumulated expenses and other liabilities				
Recuperación de Proteínas S.A.	B/.	8	B/.	8
Desarrollo Posicional, S.A.		4		4
	B/.	12	B/.	12

	March 31			
Compensations:	2009		2008	
Group Directors with Executive Functions	B/.	183	B/.	184
Group Directors without Executive Functions		12		12
	B/.	195	B/.	196
Rentals:				
Group Directors with Executive Functions	B/.	77	B/.	63

25. Employee Benefits

Employee benefits are broken down as follows:

	March 2009		December 2008	
Salaries, commisions and premiuns	B/.	6,770	B/.	6,504
Labor benefits		2,039		1,905
Attention and feeding to employees		490		428
	B/.	9,299	B/.	8,837

26. General and Administrative Expenses

	March 31			
	2009		2008	
Travel, travel and transport		291		273
Honorary and legal professionals		490		455
Insurance		116		122
Rentals		654		598
Electricity, telephone and water		1668		1881
Maintenance and repair of local		725		666
Maintenance of machinery		410		426
And Clean Toilet		507		431
Packaging, tape cartridges and		773		677
Expenses Office		227		213
Bells and stamped paper		39		39
Taxes		185		151
Bad debts		72		171
Delivery, freight and cartage		897		837
Fumigation and medicines		235		195
Petrol, diesel, lubricants and greases		720		1,207
Expenditure on tires and accessories		112		92
Maintenance and spare parts of vehicles		377		289
Supplies and materials		277		261
Litters		82		89
Expenses ITBMS		231		208
Cost of Sales		513		495
Equipment rental		93		70
Banking expenses		129		106
Miscellaneous		336		302
	B/.	10,159	B/.	10,254

27. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has entered into commercial financial leases for certain transportation equipment. These leases have an average term of 3 years.

Future minimum payments for the financial leases include the present value of minimum payments net of leasing, as follows:

		March 2009		December 2008
Up to one year	**B/.**	**1,680**	B/.	1,811
Beyond one year but less than 3 years		**892**		997
	B/.	**2,572**	B/.	2,808

Letters of credit

As of March 31, 2009, the Group keeps open letters of credit for B/.4,446 with various local banks. (2008-B/.3, 183)

Purchase of grains

As of March 31, 2009, the Group had commitments to purchase grains for B/.3,360. The Group has cash deposits for B/.1, 838 to guarantee purchase contracts in the future.

Portfolio transfer

The Group has transferred part of its notes receivable portfolio with an antichretic mortgage security as a result of the sale of lots, for which it received 100% of the portfolio's value in cash. As part of the credit transfer contract, the Group is obligated to repurchase credits that are past due three or more consecutive payments. As of March 31, 2009, that balance of this sold portfolio is B/.7,625 (2008-B/.7,966). Historically, the aging of this portfolio has been 1.2%.

27. Commitments and Contingencies (continued)

Purchase of property

As of March 31, 2009, the Group maintains commitments to purchase properties for B/.1, 481.

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities up to the last three (3) years, including the year ended December 31, 2009.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, lost profits, pain and suffering, physical damages as well as physical damage to personal property resulting from a car accident. The amount of the lawsuit is B/.550; The Thirteenth civil court ordered Empacadora Avícola, S.A. topay B/.25. The Company opposes the plaintiff's claims given that they have been able to provide proof of the amount requested.

Other Information

Grupo Melo, S. A.

Consolidation of Balance Sheets

March 31, 2009

(Amount expressed in B/. Balboas)

ASSETS	*Grupo Melo, S. A.*	*Empresas Melo, S. A.*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Altos de Vistamores, S. A.*	*Desarrollo Urania, S. A.*	*Desarrollo Oria, S. A.*	*Desarrollo Ana Luz, S. A.*	*Desarrollo Nuario, S. A.*	*Desarrollo Amaya, S. A.*	*Desarrollo Electra, S. A.*	*Desarrollo Chichabali, S. A.*
Current Assets																	
Cash	B/. 66	B/. 5,863	B/. 24				B/. 16			B/. 281							
Notes, accounts and mortagage receivable, net		19,545	3							2,889							
Inventory net		45,237	21		75					2,381							
Cash deposits for purchase of grains		1,838															
Parcel land for sale		-								5,222							
Prepaid income tax		-	33	1		22			1	249							
Prepaid expenses		823	4					99	2	38							
Dividends to receive	1,895																
Accounts receivable-affialiates		9,055	258	3,859	90	157		657		3,588	62	100	89	209	57	2	
Assets held for sale	-	740	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	1,961	83,101	343	3,860	165	179	16	756	3	14,648	62	100	89	209	57	2	-
Non-Current Assets																	
Notes receivable, net of current portion						-		-	-	2,760							
Deferred income tax		266				-		-	-	18							
Investment in subsidiaries	48,583																
Investment under the equity method	524	1,498															
Undeveloped land		-								5,759	187	384	257	334	197	483	221
Property, equipment and improvements, net		55,869	233	979	98		244		135	3,388							
Forestal investment		4,224															
Severance fund		2,776	42							174							
Other assets		5,370	29		63	-	4		-	296							
	49,107	70,003	304	979	161	-	248	-	135	12,395	187	384	257	334	197	483	221
TOTAL ASSETS	B/. 51,068	B/. 153,104	B/. 647	B/. 4,839	B/. 326	B/. 179	B/. 264	B/. 756	B/. 138	B/. 27,043	B/. 249	B/. 484	B/. 346	B/. 543	B/. 254	B/. 485	B/. 221

ASSETS	Desarrollo Los Guacamayos, S. A.	Desarrollo Los macanos, S. A.	Bienes Raices Cerro Azul, S. A.	Bienes Raices Cerro Azul home, S. A.	Rioca Real Estate, S. A.	Administracion Rioca, S. A.	Bienes Raices Rioca, S. A.	Inversiones Rioca, S. A.	Rioca Investment, S. A.	Rioca Developmen, S. A.	Rioca Managements, S. A.	Rioca International, S. A.	Inmobiliaria Rioca, S. A.	Administradora Cerro Azul, S. A.	Administradora Altos del Maria, S. A.	Desarrollo Las Colinas, S. A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
Current Assets																				
Cash														B/. 23	B/. 13		B/. 6,286	B/. -	B/. -	B/. 6,286
Notes, accounts and mortagage receivable, net														(13)	(20)		22,404	-	-	22,404
Inventory net																	47,714	-	-	47,714
Cash deposits for purchase of grains																	1,838			1,838
Parcel land for sale																	5,222	-	-	5,222
Prepaid income tax																	306		110	196
Prepaid expenses																	966	-		966
Dividends to receive																	1,895		1,895	-
Accounts receivable-affialiates														42	78		18,303		18,303	-
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	740	-	-	740
	-	-	-	-	-	-	-	-	-	-	-	-	-	52	71	-	105,674	-	20,308	85,366
Non-Current Assets																				
Notes receivable, net of current portion																	2,760	-	-	2,760
Deferred income tax																	284	2	-	286
Investment in subsidiaries																	48,583	-	48,583	-
Investment under the equity method																	2,022	487		2,509
Undeveloped land	310	359														163	8,654	-	-	8,654
Property, equipment and improvements, net																	60,946	-	-	60,946
Forestal investment																	4,224	-	-	4,224
Severance fund																	2,992	-	-	2,992
Other assets																	5,762	-	-	5,762
	310	359	-	-	-	-	-	-	-	-	-	-	-	-	-	163	B/. 136,227	489	48,583	88,133
TOTAL ASSETS	B/. 310	B/. 359	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 52	B/. 71	B/. 163	B/. 241,901	B/. 489	B/. 68,891	B/. 173,499

Grupo Melo, S. A.

Consolidation of Balance Sheets

March 31, 2009

(Amount expressed in B . Balboas)

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Estrategias y Restaurantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling, S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Altos de Vistamores, S. A.*	*Desarrollo Urania, S. A.*	*Desarrollo Oria, S. A.*	*Desarrollo Ana Luz, S. A.*	*Desarrollo Nuario, S. A.*	*Desarrollo Amaya, S. A.*	*Desarrollo Electra, S. A.*	*Desarrollo Chichabali, S. A.*
LIABILITIES AND SHAREHOLDERS EQUITY																	
Current Liabilities																	
Intereset - bearing loangs and borrowings		B/. 18,696			B/. 39	B/. -		B/. -	B/. -	B/. 3,809							
Negotiable commercial secutities		8,759			-	-		-	-								
Bonds payable		4,220			-	-		-	-								
Notes and accounts payable-trade		24,544	27			-	1	-	-	477							
Accrued expenses and other liabilities	8	3,148	30	2	-	-	4			323							
Dividends to receive		1,471							-	310							
Accounts payable-affiliates	3,981	1,170	54	4,820	327	-	244	-	35	4,027	271	497	384	564	264	487	225
	3,989	62,008	111	4,822	366	-	249	-	35	8,946	271	497	384	564	264	487	225
Non-Current Liabilities																	
Provision for senority premium	-	3,592	46	-	2	-		-	-	241							
Interested - bearing loans and borrowings	-	10,806		-	-	-	-	-	-	399							
Bond payable	-	29,013	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	43,411	46	-	2	-	-	-	-	640	-	-	-	-	-	-	-
Shareholders Equity																	
Issued capital	40,496	36,603	82	-	56	391	-	-	96	11,396							
Retained earning	6,583	11,150	408	17	(98)	(212)	15	756	7	6,061	(22)	(13)	(38)	(21)	(10)	(2)	(4)
Complementary tax		(68)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	47,079	47,685	490	17	(42)	179	15	756	103	17,457	(22)	(13)	(38)	(21)	(10)	(2)	(4)
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Shareholders Equity	47,079	47,685	490	17	(42)	179	15	756	103	17,457	(22)	(13)	(38)	(21)	(10)	(2)	(4)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 51,068	B/. 153,104	B/. 647	B/. 4,839	B/. 326	B/. 179	B/. 264	B/. 756	B/. 138	B/. 27,043	B/. 249	B/. 484	B/. 346	B/. 543	B/. 254	B/. 485	B/. 221

	Desarrollo Los Guacamayos, S.A.	Desarrollo Los macanos, S.A.	Bienes Raices Cerro Azul, S.A.	Bienes Raices Cerro Azul home, S.A.	Rioca Real Estate, S.A.	Administracion Rioca, S.A.	Bienes Raices Rioca, S.A.	Inversiones Rioca, S.A.	Rioca Investment, S.A.	Rioca Developmen, S.A.	Rioca Managements, S.A.	Rioca International, S.A.	Inmobiliaria Rioca, S.A.	Administradora Cerro Azul, S.A.	Administradora Altos del Maria, S.A.	Desarrollo Las Colinas, S.A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
LIABILITIES AND SHAREHOLDERS EQUITY																				
Current Liabilities																				
Intereset - bearing loangs and borrowings																	B/. 22,544	B/. -	B/ -	B/. 22,544
Negotiable commercial secutities																	8,759	-	-	8,759
Bonds payable																	4,220	-	-	4,220
Notes and accounts payable-trade														2			25,051	-	-	25,051
Accrued expenses and other liabilities																	3,515	649	444	3,310
Dividends to receive															2		1,783	1,783		-
Accounts payable-affiliates	311	361	82	1	1	1	1		-	-	-	-	-	34	-	163	18,305	18,305	-	-
	311	361	82	1	1	1	1	-	-	-	-	-	-	36	2	163	84,177	20,737	444	63,884
Non-Current Liabilities																				
Provision for senority premium																	3,881	-	-	3,881
Interested - bearing loans and borrowings																	11,205	-	-	11,205
Bond payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	29,013	-	-	29,013
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44,099	-	-	44,099
Shareholders Equity																				
Issued capital																	89,120	48,623	-	40,497
Retained earning	(1)	(2)	(82)	(1)	(1)	(1)	(1)							16	69		24,573	2,025	2,297	24,845
Complementary tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(68)	-	-	(68)
	(1)	(2)	(82)	(1)	(1)	(1)	(1)	-	-	-	-	-	-	16	69	-	113,625	50,648	2,297	65,274
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	242	242
Total Shareholders Equity	(1)	(2)	(82)	(1)	(1)	(1)	(1)	-	-	-	-	-	-	16	69	-	113,625	50,648	2,539	65,516
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	B/. 310	B/. 359	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 52	B/. 71	B/. 163	241,901	B/. 71,385	B/. 2,983	B/. 173,499

Grupo Melo, S. A.

Consolidation of the Income Statment

Year ended March 31, 2009

(Amount expressed in B. Balboas)

	Grupo Melo, S. A.	*Empresas Melo, S. A.*	*Estrategias y Restauratantes, S. A.*	*Inversiones Chicho, S. A.*	*Maderas Sterling,S. A.*	*Comercial Avicola, S. A.*	*Inversiones Pio Juan, S. A.*	*Embutidos y Conservas de Pollo S. A.*	*Inmobiliaria Los Libertadores S. A.*	*Altos de Vistamores, S. A.*	*Desarrollo Urania, S. A.*	*Desarrollo Oria, S. A.*	*Desarrollo Ana Luz, S. A.*	*Desarrollo Nuario, S. A.*	*Desarrollo Amaya, S. A.*	*Desarrollo Electra, S. A.*	*Desarrollo Chichabali, S. A.*
Revenue																	
Net sales	B/ -	B/ 57,899	B/ 712		B/ 54			B/ 653		B/ 1,478							
Net sales - internal affialiates	-	-		-		-	-	-	-	-	-	-	-	-	-	-	-
Total net sales	-	57,899	712	-	54	-		653	-	1,478	-	-	-	-	-	-	-
Dividends earned	1,990	-	-	-	-	-		-	-								
Other income		269		3		-	9		1	39							
Changes in the inventory of goods, in process and finished goods	-	(2,390)	5		(46)	-		-		1,358		(30)					
Goods purchased for sale	-	(14,192)	(292)			-			-	-							
Raw material and material used	-	(17,516)				-		(653)		-							
Parcel land sold	-					-				(1,859)							
Employees benefits	-	(8,767)	(127)			-				(386)							
Depreciation and amortization	-	(1,851)	(15)		(4)	-			-	(131)							
Adverstising, marketing and ads	-	(584)				-				(56)							
Other expenses		(9,271)	(240)	(1)	(22)	-	(2)		(1)	(524)							(2)
Interest and financial charges	-	(1,267)	-			-	-		-	(140)							
Interest income	-									47							
Share of profit (loss) on associate	-	25	-	-	-	-		-	-	-	-	-	-	-	-	-	-
Income before tax and discontinued operations	1,990	2,355	43	2	(18)	-	7	-	-	(174)	-	(30)	-	-	-	-	(2)
Income tax:																	
Current	-	(434)															
Deffered	-		-	-	-	-		-	-	-	-	-	-	-	-	-	-
Income tax	-	(434)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income	B/ 1,990	B/ 1,921	B/ 43	B/ 2	B/ (18)	B/ -	B/ 7	B/ -	B/ -	B/ (174)	B/ -	B/ (30)	B/ -	B/ -	B/ -	B/ -	B/ (2)
March 31, 2009																	
Balance at beginning of the year	B/ 5,257	B/ 11,146	B/ 364	B/ 15	B/ (80)	B/ (212)	B/ 8	B/ 756	B/ 7	B/ 6,614	B/ (22)	B/ (13)	B/ (38)	B/ (21)	B/ (10)	B/ (2)	B/ (2)
Net income	1,990	1,921	43	2	(18)	-	7	-	-	(174)	-	(30)	-	-	-	-	(2)
	7,247	13,067	407	17	(98)	(212)	15	756	7	6,440	(22)	(43)	(38)	(21)	(10)	(2)	(4)
Dividends paid in action		-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
Capitalized earning		(274)	-		-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid in cash	(664)	(1,643)		-	-	-	-	-	-	(347)	-	-	-	-	-	-	-
Balance at yera end	B/ 6,583	B/ 11,150	B/ 407	B/ 17	B/ (98)	B/ (212)	B/ 15	B/ 756	B/ 7	B/ 6,093	B/ (22)	B/ (43)	B/ (38)	B/ (21)	B/ (10)	B/ (2)	B/ (4)

	Desarrollo Los Guacamayos S. A.	Desarrollo Los macanos, S. A.	Bienes Raices Cerro Azul, S. A.	Bienes Raices Cerro Azul home, S. A.	Rioca Real Estate, S. A.	Administracion Rioca, S. A.	Bienes Raices Rioca, S. A.	Inversiones Rioca, S. A.	Rioca Investment, S. A.	Rioca Developmen, S. A.	Rioca Managements, S. A.	Rioca International, S. A.	Inmobiliaria Rioca, S. A.	Administradora Cerro Azul, S. A.	Administradora Altos del Maria, S. A.	Desarrollo Las Colinas, S. A.	Total	Eliminations Debit	Eliminations Credit	Consolidated
Revenue																				
Net sales														B/. 63	B/. 81		B/. 60,940		B/. -	B/. 60,940
Net sales - internal affialiates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
Total net sales	-	-	-	-	-	-	-	-	-	-	-	-	-	63	81	-	B/. 60,940	-	-	60,940
Dividends earned																	1,990	1,990	-	-
																	-			
Other income																	321	18	-	303
Changes in the inventory of goods, in process and																	-			
finished goods																33	(1,070)			(1,070)
Goods purchased for sale																	(14,484)	-		(14,484)
Raw material and material used																	(18,169)	-		(18,169)
Parcel land sold																(33)	(1,892)	-	-	(1,892)
Employees benefits																	(9,280)	-	-	(9,280)
Depreciation and amortization																	(2,001)	-	-	(2,001)
Adverstising, marketing and ads																	(640)	-	-	(640)
Other expenses														(54)	(61)		(10,178)	-		(10,178)
Interest and financial charges																	(1,407)	-		(1,407)
Interest income																	47		-	47
Share of profit (loss) on associate	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25		82	107
Income before tax and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	9	20	-	4,202	2,008	82	2,276
Income tax:																				
Current																	(434)	-	-	(434)
Deffered	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
Income tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(434)	-	-	(434)
Net income	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 9	B/. 20	B/. -	B/. 3,768	B/. 2,008	B/. 82	B/. 1,842
March 31, 2009																				
Balance at beginning of the year	B/. (1)	B/. (2)	B/. (82)	B/. (1)	B/. (1)	B/. (1)	B/. (1)				B/. -			B/. 7	B/. 49	B/. -	23,734		B/. 225	B/. 23,959
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	9	20	-	3,768	2,008	82	1,842
	(1)	(2)	(82)	(1)	(1)	(1)	(1)	-	-	-	-	-	-	16	69	-	27,502	2,008	307	25,801
Dividends paid in action	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Capitalized earning	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(274)	-	-	(274)
Dividends paid in cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,654)	-	1,990	(664)
Balance at yera end	B/. (1)	B/. (2)	B/. (82)	B/. (1)	B/. (1)	B/. (1)	B/. (1)	B/. -	B/. -	B/. -	B/. -	B/. -	B/. -	B/. 16	B/. 69	B/. -	B/. 24,574	B/. 2,008	B/. 2,297	B/. 24,863